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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hoya

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34801 FISCAL YEAR 3-31-04

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DAT : 8/3/04

HOYA

AR/S
3-31-04

Excitement of Discovery



ANNUAL REPORT 2004

HOYA Corporation is engaged in two main fields of business: Information Technology, supporting cutting-edge global technologies, and Eye Care, helping people regain clear sight.

The Information and Technology field includes products used in digital consumer electronics, and components indispensable in manufacturing processes. Primary examples are optical lenses used in digital cameras, glass disks for the hard disk drives (HDDs) used in computers and portable music players, mask blanks and photomasks essential in the manufacture of semiconductors, and large-scale photomasks necessary to produce liquid crystal display (LCD) panels. Hoya's IT products support cutting-edge technologies.

The Eye Care field encompasses the manufacture and wholesale of eyeglass lenses and frames, development and retail sales of contact lenses, and the development and manufacture of intraocular lenses (IOLs) used in cataract operations. From everyday life to medical applications, Hoya's high-quality products help people regain clear sight.

Hoya also produces crystal products, standing alongside Eye Care in helping to define the Hoya brand. Though this area of the business was reduced in size under business restructuring, it continues to offer products that add color and comfort to everyday life, and has achieved a high level of consumer acceptance.

Cautionary Statements with Respect to Forward-Looking Statements

Statements made in this annual report with respect to plans and future performance that are not historical fact are forward-looking statements. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Hoya cautions that a number of factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include but are not limited to foreign exchange rates, market trends and economic conditions.

Hoya's fiscal year ends on March 31. In this annual report, references to years indicate the period ended March 31 of the year indicated.

Consolidated Financial Highlights

(Years ended March 31)

	2003	2004
Net sales (Millions of Yen)	246,293	271,444
Operating income (Millions of Yen)	52,983	68,167
Ordinary income (Millions of Yen)	50,874	66,554
Net income (Millions of Yen)	20,038	39,549
Total assets (Millions of Yen)	274,289	289,887
Total shareholders' equity (Millions of Yen)	224,219	218,979
Per share data (Yen)		
Net income	171.10	350.96
Diluted net income	171.08	350.56
Cash dividends applicable to the year	50.00	100.00
Price earnings ratio (Times)	41.79	28.92
Price cash flow ratio (Times)	20.83	17.61
Price book value ratio (Times)	3.68	5.16
Stock price at year-end (Yen)	7,150	10,150

Contents

Note on segment data:

In addition to the review of operations by segment found on pages 8 through 21 of this annual report, segment-specific data can be found on pages 34 through 36, in the financial section.

One of the most notable developments of the past year has been the recovery in corporate performance, particularly in the manufacturing sector, led by digital consumer electronics. Hoya was able to benefit from this trend during fiscal 2004 (ended March 31, 2004) by focusing intently on responding to the needs of its customers.

Digital Consumer Electronics and Hoya

Hoya's Information Technology products are essential to digital consumer electronics. For example, as digital cameras become more compact, lightweight and offer more features, designing these products would be extremely difficult without high-precision glass aspherical lenses. Device mobility has also progressed in recent years, and there is growing demand for such products as notebook computers. As a result, Hoya has experienced increased demand for shock-resistant glass disks used in notebook computer HDDs. Hoya's cutting-edge technology development, high-quality and high-precision products, and reliable supply system have helped it establish strong, trusting relationships with clients for the photomasks and mask blanks that are an integral part of the manufacturing process of increasingly miniaturized semiconductors, and for the large-scale photomasks used to make liquid crystal display panels for LCD televisions.

Initiatives During Fiscal 2004

During fiscal 2004 Hoya continued to develop and produce high-precision, high-quality products, but the extraordinary rise in the scale of the digital consumer electronics market resulted in a flood of orders and requests that exceeded the Company's production capacity. In response we formulated a plan to increase capacity through equipment purchases, staff increases and new production facilities, while running existing facilities at full capacity. However, demand greatly exceeded our expectations in terms of speed and volume, and our supply was unable to keep pace in certain areas. I would like to take this opportunity to apologize to customers inconvenienced by our inability to fill all requests.

Regarding the establishment of manufacturing facilities, we consider it a priority to maintain a structure that is able to supply customers from nearby locations, as well as one that can provide goods appropriate to future demand and market scale, while bearing in mind the need for a quick response to customer needs. Accordingly, we decided, after

To Our Stakeholders

much consideration, to make investments in new manufacturing plants. Specifically, we have begun construction on an optical lens plant in China, following the manufacturers of finished products that are our customers as they shift production to overseas plants in China and Asia. We have also broken ground on a manufacturing plant in Taiwan for large-scale LCD photomasks, in order to more quickly respond to the robust demand from Taiwanese LCD manufacturers, who have recently reported rapid growth. In anticipation of growing demand in the HDD glass disk business following the diversification of applications from notebook computers to include portable music players and other devices, Hoya acquired the glass disk business of Nippon Sheet Glass Co., Ltd. In addition, we began work on a manufacturing plant in Singapore that will produce soft IOLs, a business that we are looking to strengthen in overseas markets.

Another notable aspect of fiscal 2004 was the SARS outbreak, which delayed the planning and construction of the above-mentioned manufacturing plants in China and Asia. Construction has since proceeded smoothly, and we expect to begin full-scale operations at the IOL plant in Singapore, the optical lens plant in China, and the large-scale LCD photomask plant in Taiwan during the second half of fiscal 2005.

In the Eye Care field, which has experienced a rapid contraction of the Japanese market in recent years, the direct effects from the positive movement in digital consumer electronics was minimal, but improvement in the general economy stemmed the fall in retail prices being caused by deflation. Amid these circumstances, the contact lens business, which operates retail stores in Japan, undertook a scrap-and-build program to proactively open new stores and increase convenience to customers, and sought to differentiate itself from discount retailers by offering service with high degrees of added value. The eyeglass business, which is developing worldwide, strengthened its processing capability by expanding its laboratory (processing facility) in Spain, and established a laboratory in Shanghai to serve China, a market that is expected to grow rapidly. Also, in the robust European market, several new products were introduced as a means of improving the brand and increasing market share, and a number of these have garnered a fair amount of interest.

On the whole, the fiscal year under review was one of earnestly trying to adapt to the radical changes in the external environment brought on by the upswing in demand for digital consumer electronics. As a result, though we achieved record performance, change happened faster than we anticipated, and our production capacity was stretched to its limit.



Hiroshi Suzuki, President and CEO

I do not think we were able to achieve all we could have in terms of customer satisfaction, or in making preparations for the future.

However, I would like to express my appreciation to the employees who worked extremely hard, adapting flexibly to changing circumstances in order to meet demand that exceeded our production capacity. I feel that we achieved a structure built of a small but highly efficient team.

Review of Fiscal 2004 Results

Looking at results by segment, sales rose 19.0% in the Information Technology field, due to the rapid expansion of the digital consumer electronics market, and greater orders for high-precision products brought on by rising demand from customers for new development.

In the Eye Care field sales rose 4.5%. The domestic market for eyeglass lenses remained difficult despite the trend toward recovery, but in overseas markets, our strategies to strengthen sales with high-value-added products proved effective. The contact lens business benefited from a restructuring of the business model, and strong sales of IOLs.

Combined sales from these two major segments offset declines in sales in other areas, resulting in a rise in consolidated net sales of 10.2%.

Operating income rose 28.7% from the previous fiscal year due to a greater volume of orders for high-precision products to meet customers' specific needs, along with increased profitability realized from strengthening high-value-added products. Ordinary income rose 30.8%, despite the increase in exchange loss due to the rise in the value of the euro against the dollar. Net income nearly doubled, rising 97.4% from the previous fiscal year, despite an extraordinary loss of ¥12.0 billion for amortization of goodwill. Sales, operating income, ordinary income and net income all reached new highs.

Cash dividends for the fiscal year were increased ¥50 over the previous year for a total of ¥100 per share.



Corporate Governance

Hoya adopted the company-with-committees system in June 2003. The Board of Directors, of which outside directors make up more than half the members, regularly solicits detailed and precise reports from the operating officers. These officers are responsible for strict oversight, as well as reporting, a system that provides timely and efficient management.

Outside directors sit on every committee, which we feel allows for impartial judgments from an external perspective.

Outlook

For the Hoya Group to achieve further growth on a consolidated basis, it must respond flexibly to changes in the market, utilize management resources effectively, and create new businesses.

Hoya's business interests stretch across a wide range of fields. To respond flexibly and quickly to trends related to customers, markets, products and competitors, we must be able to accurately grasp what our customers need, form strategies to stay ahead of the competition, and implement effectively. We would also like to quickly develop business in rapidly growing overseas markets, expanding the business worldwide and making full use of the global management capabilities of the Group.

M&A investment forecast at the beginning of fiscal 2004 was terminated, so we returned the excess to investors in the form of treasury stock acquisitions and an increase in cash dividends. Also, more than just capital and dividend initiatives, I believe that we must shift to a portfolio different from that of our traditional earnings structure, so that investment in business to meet customers' needs over the medium to long term will not be forestalled. To do this it is necessary to uncover and acquire new businesses. Going forward, we will concentrate on addressing this longstanding issue.

The Hoya Group seeks to acquire and maintain leading shares in world markets, and through the proper mixing of management resources utilize its drive, as well as its competitive, technological and development capabilities to their fullest extent, maximizing corporate value. I offer my sincerest appreciation to all our shareholders and customers, and ask for their continued support.



Hiroshi Suzuki, President and CEO


03
02

Our Businesses



Hoya's main business fields are Information Technology and Eye Care.

Hoya continually strives to increase growth and profitability for the Group,

and to maximize corporate value.



Information Technology

There seem to be no limits to the evolution of technology—the crystallization of human wisdom. The microscopic world that has been developed by cutting-edge technology, however, is also a part of the natural world. Technology, therefore, is in a certain sense a meeting of the man-made and natural worlds.

Electro-Optics

MASK BLANKS, SEMICONDUCTOR PHOTOMASKS AND LCD PHOTOMASKS

Mask blanks are precisely polished glass plates coated with a thin, metallic light-sensitive film. Etching circuit patterns in these blanks with an electron beam produces a photomask.

In fiscal 2004, sales of digital consumer electronics such as digital cameras and LCD televisions grew significantly, demand for mobile telephones and personal computers was strong, and there was a boost in investment at client companies aimed at development of next-generation products.



The Information Technology field accounts for approximately half of the Hoya Group's sales. All the products are intermediary device materials, those used in the production process. These products are essential to the manufacture of digital consumer electronics and other IT-related devices incorporating cutting-edge technology.

In the market for semiconductor mask blanks, demand was strong for phase shift mask blanks, in which Hoya's high-precision products hold a leading share, and sales increased. At the same time, the need for more precise technologies is also increasing. Currently, the most common light source used in the steppers to expose circuit patterns onto silicon wafers is krypton fluoride (KrF, wavelength 246nm*1), but it is becoming clear that as greater precision is required, argon fluoride (ArF, wavelength 193nm) will be used for next-generation products.

Competitiveness of Hoya's mask blanks



The principal factor underpinning the competitiveness of Hoya's mask blanks is the rigorous quality management employed throughout the production process. Technicians at the Nagasaka Plant in Yamanashi Prefecture use state-of-the-art equipment to achieve a high level of technical expertise in polishing of the glass materials, and applying the metallic film and resist coatings.

In semiconductor photomasks, although Hoya's market share is not large, the synergistic effect realized from cutting-edge development assessment in mask blanks and LCD mask technologies is significant, making it an important business for the Company. In terms of more high-precision products, Hoya has begun manufacturing masks following 90nm design rules*2, and is currently working to implement mass production. Development has also been started on products following 65nm design rules. Expansion of sales overseas was a priority issue during fiscal 2004, and Hoya's products have been highly praised by overseas customers.

Large-scale LCD photomasks are the master plates used in the manufacture of display panels found in LCD televisions, PC monitors and mobile handset screens. Recovery in the PC market, shifting demand from CRT (Braun tube) to LCD monitors, the increasing size of LCD monitors and expansion of the LCD television market all resulted in growing sales of these photomasks.

Because Hoya's production capacity was unable to keep pace with the rapid growth of the market, the Company is pressing forward with the establishment of a production plant in Taiwan to add to its current facility in Kumamoto, Japan. This new plant is scheduled to begin operating in the second half of fiscal 2004. A plant in Korea is also being planned as a response to market expansion and optimization of production facilities. Large-scale masks for LCDs are becoming even larger as LCD televisions increase in size and customers strengthen their cost competitiveness. Currently, the main sizes of glass panels in production are the fifth*3 and sixth*4 generations. Certain manufacturers are planning to begin production of the seventh*5 generation in 2005, and are planning to build production lines for the eighth*6 generation for some time around late 2006 to 2007. Hoya's technical development capabilities have been well regarded in the display panel industry, and we will continue to strive to achieve closer relationships with our customers, and develop the next generations of large-scale masks.

Notes:
*1. A nanometer (nm) equals one billionth of a meter.
*2. Design rules are restrictions set on LSIs at the design stage to ensure conformity with the manufacturing process.
*3. Fifth generation refers to a glass size of 1,100mm x 1,300mm.
*4. Sixth generation refers to a glass size of 1,500mm x 1,850mm.
*5. Seventh generation refers to a glass size of 1,870mm x 2,200mm.
*6. Eighth generation refers to a glass size of 2,120mm x 2,320mm.



LCD PHOTOMASKS

Large-scale photomasks are necessary for efficient production with the seventh and eighth generation glass panels that are over two meters in length. As the leading company working with large-scale photomasks, Hoya is employing its technical skill to meet customer expectations, and maintain competitiveness.

Glass Disks for HDDs

Glass disks are used in the HDDs that are the memory devices in computers and other devices. Hoya handles the manufacturing process from melting of the glass to the final processing, producing both substrates (glass substrates, the polished glass disks) and media (glass substrates coated with a magnetic layer).

During fiscal 2004, sales of both substrates and media increased. The bulk of substrate sales was for 2.5-inch products. These are employed in infrastructures such as wireless LANs, driven by the shift in office computers from desktop to notebook styles. Shock-resistant glass disks are routinely used in notebook computers and other mobile devices, and demand increased to a point that exceeded supply. In terms of facilities, in March 2004 Hoya took over the substrate business of Nippon Sheet Glass Co., Ltd., further enhancing its position in the market.

In media products, sales of 40GB type disks are growing steadily, developing into a stable business. Performance was also boosted by increasing demand for 1.8-inch and 1.0-inch glass disks, due to the growing popularity of portable music players. Currently, Hoya retains an advantage as the only company with production technology for 1.0-inch substrates, and is focusing on producing even smaller products.

Looking ahead, Hoya is expanding its production structure and increasing efficiency in the line processes of the plants it acquired, working to eliminate shortfalls in supplies of substrates and ensure that it will be able to fulfill its supply responsibilities to customers. In terms of technology development, Hoya has developed practical applications for a recording method known as perpendicular magnetic recording, which will allow for greater compactness and precision. Compared to aluminum media, there are fewer restrictions on coating, high-temperature processing is possible, and there is greater shock resistance, raising expectations for glass media. These products allow Hoya to take full advantage of its technologies and expertise, and are expected to be one of the areas that will nourish the Company in the future.

PRODUCTION OF GLASS DISKS



The glass disk production process is spread throughout Asia. Research and development, along with melting of the glass and forming of the substrate, is done in Japan. Precision polishing of the substrate is performed in Thailand, and in the Philippines at facilities acquired from Nippon Sheet Glass Co., Ltd. Application of the magnetic coating, and preparation of the finished product (media) is done in Singapore.

OPTICAL GLASS

Hoya's lineup of optical glass products includes the molded and polished lenses used in digital cameras and video recorders, as well as glass materials for LCD projectors and interchangeable lenses.

Hoya is the only manufacturer in Japan that handles all aspects of production, from glass materials and lenses to lens devices, and holds a significant advantage in terms of quality, cost and delivery time. The benefit to customers is that Hoya is able to produce glass materials tailored to the specifications of each company, and develop a consistent strategy in terms of design, production and supply. Sales rose during fiscal 2004, owing to brisk business in the market for finished products employing optical lenses, mainly digital cameras. The rapid rise in demand outstripped capacity, however, and the Company was not able to adapt sufficiently.



Aspherical Glass Lenses

Because aspherical lenses have less aberration, give greater precision to optical devices, and allow the number of lenses used to be reduced, they serve a vital role in making optical devices smaller and lighter. They are also more environmentally friendly, as they are manufactured with mold forming, and do not need to be polished.

Looking ahead, Hoya expects an expansion of the market for finished products, owing to greater pixel density and more widespread use of single-lens reflex lenses in digital cameras, and more camera-equipped mobile telephones. In particular, it is expected that the plastic lenses commonly used in camera-equipped mobile telephones will be replaced by aspherical glass lenses in the future, a development that will allow Hoya to utilize its competitive advantage. Moreover, the market for these products will not be limited to Japan, but will grow worldwide as well.


HOYA

Production Facility for Optical Products in Suzhou, China to Begin Operations

The optical products plant that was under construction in Suzhou, China has been completed, and trial operations have begun. Full-scale operations are planned for October 2004. A similar facility in Thailand is already operating at full capacity, and the addition of this plant will allow for stable production of high-quality products overseas, increasing cost competitiveness as well as customer satisfaction.

Eye Care

As sight is commonly regarded as one of the most important of the five senses,
good eye care helps improve the conduct of everyday life.
Hoya helps people maintain their eyesight through vision correction,
conducting research from the varying perspectives of customers, developing and offering new products.

Vision Care

The Vision Care division handles eyeglass lenses to correct the sight of people afflicted with near-sightedness, astigmatism, far-sightedness or presbyopia, and helps improve comfort by minimizing many of the negative factors involved in wearing eyeglasses.

One concern of eyeglass wearers is the distortion that occurs around the edge of the lens due to the viewing angle or thickness of the lens. Also, to people looking at the wearer, the eyes seem larger with lenses for far-sightedness, smaller with lenses for near-sightedness, and the cheekbones appear distorted. Factors such as these give a negative image toward wearing glasses. To eliminate these drawbacks, Hoya has developed high-value-added products such as progressive lenses, high-refraction lenses, aspherical lenses, and bi-aspheric lenses, providing a natural comfort to vision.

The Eye Care field encompasses the manufacture and whole-sale of lenses and frames for eyeglasses, development and retail sale of contact lenses, and development and manufacture of IOLs, providing high-quality products to help [illegible] tain good vision.

Hoya manufactures and sells eyeglasses throughout the world, with production, processing, and technical development that is meticulously tailored to the needs of varied customers in particular regions and markets. Beyond this, however, Hoya pursues a wide range of initiatives, conducting research and analysis of each region to ensure proper assessment of each market, working to maintain cost competitiveness, and uncovering latent demand.

The characteristics of each of Hoya's main markets (Japan, Europe, the United States and Asia), and measures being pursued are as follows:

The Japan market is characterized by strong demand for high-value-added products such as bi-aspheric single vision lenses that reduce distortion around the lens edges, double surface progressive lenses for the seniors market that correct both near- and far-sightedness, and lenses with special scratch-resistant coatings. During fiscal 2004, the economy began to improve overall, and demand returned for eyeglass lenses, stymieing the fall in prices. Amid this market trend, Hoya continued to develop and sell high-value-added products, particularly progressive lenses.

Coating Technologies



Hoya's eyeglass lenses are highly regarded in terms of development, design and quality. Revolutionary coating technologies in particular—the processing of the surface of the lenses—have established Hoya's reputation. It is the coating that results in variety of value-added lenses. SFT coating, which Hoya recently developed and launched, not only resists smudging, but also is smoother than ever before possible, creating a special kind of scratch-resistant lens. Combining these coatings produces a highly functional, high-value-added lens.

In Europe, people are conscious of eyeglasses, and high-value-added products such as multifocal lenses for seniors have been well received. Notable events during the fiscal year under review included a surge in demand in Germany prior to a change in insurance policy to exclude the purchase of eyeglasses, as well as the transfer and expansion of a laboratory (processing facility) in Spain, one of Hoya's principal markets, that strengthened the Company's processing ability. As a result, the European market provided the highest performance in the Vision Care division. Looking ahead, Hoya will seek to enhance its brand image and expand its share through strengthened sales of high-value-added products to fill strong demand for special orders.

In the United States, although the acquisition of a U.S. company in 2000 quickly expanded the number of retail locations, the introduction of Hoya's unique sales system and management style is still only half completed, and the Company is handicapped by low brand awareness. Looking ahead, in addition to the shock-resistant lenses that are one of the Company's leading products in this market, Hoya will introduce products with high degrees of technical sophistication to appeal to the market, heightening brand awareness and increasing sales through expanded marketing.

In Asia, high-value-added products such as progressive lenses are extremely popular. During fiscal 2004, strong sales growth was seen in China and Australia. Compared to other regions, Asia holds more promise, with increases in personal income and the completion of a laboratory in Shanghai in February 2004 driving strong demand for Hoya's high-value-added products.

In terms of production, a mass-production facility serving the Japanese market and one of Hoya's four Japanese laboratories were transferred from Japan to Thailand. These measures are part of an ongoing revision of the production structure that seeks to transform the production system and achieve optimum production.



EYEGLASS FRAMES

Drawing on the accumulated expertise of a specialist eyeglass lens manufacturer, Hoya has launched a line of practical, functional and fashionable products that have won acclaim from many wearers.

Health Care

The Health Care division handles business related to IOLs and contact lenses.

IOLs are artificial lenses used to replace the clouded natural crystalline lenses in cataract patients, allowing them to recover their sight. Hoya has been conducting research and development in this field for some time, and is strengthening its sales operations in Japan and Europe.

Hoya began selling IOLs in Europe in September 2003, after obtaining a CE Marking*1, and sales are being expanded through the conclusion of marketing contracts with prominent distributors in each country. All of these distributors have strong networks in their respective countries, and sales are growing steadily.

In the United States, clinical trials*2 have begun, with the aim of receiving FDA*3 certification and launching a product in 2007.

IOL DEVELOPMENT

Many long months and years have already been spent in the development of IOLs. Manufacturers have used feedback from the medical community to improve materials, design, processing and surgical instruments, bringing the industry to the level it has achieved today. Hoya's IOLs have been developed using direct feedback from ophthalmologists. They have been highly praised for their ease of insertion during surgery and control of secondary cataracts, and have also been launched in Europe. Hoya consistently pursues development in the spirit of innovation, in order to stand out in the market.

Fiscal 2004 was a year in which Hoya was able to gain a foothold in Europe and the U.S. for international development of the IOL business.

In terms of products, a redesigned lens effective for secondary cataracts was launched in May 2003. An injector used to insert IOLs during surgery was launched in January 2004, and has been highly praised by ophthalmologists for its ease of use. Looking ahead, Hoya plans to introduce yellow IOLs, with a lens color that more closely matches the actual color of the natural lens of the eye, as well as an injector cartridge that permits a smaller incision during surgery.

The contact lens business is not expected to experience rapid growth like the IOL business, but it remains extremely stable, and is the earnings pillar of the Health Care division, accounting for more than 80% of sales. The number of *Eye City* locations, Hoya's contact lens retail chain in Japan, totaled 111 stores as of March 31, 2004. While pursuing a program of scrap-and-build the Company plans an aggressive increase in the number of stores to 150 locations by fiscal 2007.

The division recorded increases in both sales and earnings in fiscal 2004, the result of new store openings in carefully considered locations and store development appropriate to *Eye City*, with attention to such points as product lineups tailored to the type of customer common to each store, meticulous attention to customer needs, and a level of service that differentiates *Eye City* from the competition.



IOL PLANT IN SINGAPORE

All production lines at the plant established in Singapore are ready for operation, and tests are currently being conducted. This plant is expected to obtain CE Marking certification in September 2004, and will soon begin full-scale operations to supply the European market.

Looking ahead, Hoya will develop its business along with growing demand for high-value-added products such as multifocal lenses, and toric lenses for astigmatic eyes, while maintaining a balance between purchased products and Hoya-developed products.

Hoya seeks to be the leading company in the IOL business. In the contact lens business as well, Hoya is pursuing greater possibilities for customer satisfaction in terms of both stores and products, and is developing a business that will contribute to the work of ophthalmologists.

Notes:

*1. CE Marking is a product certification for compliance with the relevant safety standards of the European Union (EU).

*2. Clinical trials are tests to ensure the effectiveness and safety to humans of drugs and devices that have been developed.

*3. The FDA (Food and Drug Administration) is the U.S. authority responsible for approving clinical trials and reviews of medicines and foods.

Crystal

The Crystal division produces high-quality tableware, interior ornaments such as vases and clocks, and crystal jewelry.

The gift market for crystal is shrinking each year due to the economic slowdown, with demand in the corporate market having a particularly significant impact. In response to this condition, Hoya implemented a number of proactive measures to more quickly respond to changes in the market. These included a decisive reduction in the scale of the business, along with an expansion in the lineup of high-quality items, a move that more accurately reflects the dramatic shifts in consumer needs, and enhances the Hoya brand.

Though the corporate market is shrinking, by targeting individual customers with products to add color and tranquility to their lives, Hoya has invigorated the market and has begun to garner greater support. This has not been enough to equal the decline in corporate demand, however, and the market situation is expected to remain difficult.

Lifestyle Refinement

Glass melted at high heat is transformed by the hand of a skilled craftsman, finding new life as a variety of objects. As these objects are carefully cut, they are reborn as glittering works of art that bestow a moment of tranquility on our everyday lives.





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R&D and New Businesses

The Hoya Group invests in R&D and business development in order to achieve sustainable growth through a continual strengthening of business competitiveness and the securing of new growth capabilities.

Group R&D expenses, following a reorganization of the R&D structure in fiscal 2002, have grown slowly to equal approximately 4% of consolidated net sales. Three-quarters of this total was used for technological development in existing businesses, while the remaining 25% was directed toward new businesses. Principal areas of research in existing businesses were aimed at further growth in the Electro-Optics division, expansion of the high-value-added eyeglass lens business in Europe and the United States, and fostering of the Health Care division in expectation of growth in the field of ophthalmology. Research is currently focused on hardware, but taking a long-term perspective Hoya is also continuing with research in software and services.

Specific areas of R&D for existing businesses include photomask technologies for next-generation lithography, new products and innovation in glass molded lens technology, greater density in glass memory disks, more advanced eyeglass lenses, and treatments for cataracts. Hoya's Electro-Optics division receives many requests from customers and users for joint development of cutting-edge technologies. These projects are not only short- to medium-term new product development, but also pioneer new possibilities in electro-optics, and present future business opportunities for Hoya.

Research in new business fields includes single-crystal silicon carbide (SiC) semiconductors and devices, optical network technology, and applications for specific kinds of light, such as excimer and ultraviolet.

In the field of lithography, essential for miniaturization of LSIs, research is being conducted on two next-generation radiation sources-electron beams, and extreme ultraviolet (EUV), which offers an even smaller wavelength than that of argon fluoride (ArF), the current leading technology. Hoya is continuing development of photomask applications for these new radiation sources, in order to ensure a bright future for our mask blank and photomask businesses. In 2003 we succeeded in producing prototypes of multilayer blanks and masks for EUV, as well as electron projection lithography (EPL) membrane

R&D Expenses and Their Ratio to Net Sales



(Billions of Yen)
10.0
7.5
5.0
2.5
0
(%)
4.0
3.0
2.0
1.0
0

	2000	2001	2002	2003	2004
R&D expenses	7.7	7.3	7.3	8.7	9.8
Ratio to net sales	3.8	3.1	3.1	3.5	3.6

masks and low-energy electron proximity projection lithography (LEEPL) stencil masks for electron beams. Hoya considers these efforts to be a huge step toward practical application of next-generation lithography technology.

SiC substrates, because they can handle higher voltage and power with low loss compared to previous silicon semiconductor devices, are widely expected to be used in electric automobiles, power generation, industrial machinery and digital consumer electronics, where they can vastly reduce electricity loss. Building on the crystal cultivation technology it has developed, Hoya established a development venture company in May 2002, which has begun mass-producing and selling crystal substrates for incorporation into electronic devices.

Hoya continues to develop leading technologies that will help form next-generation products, while at the same time actively pursuing M&A that will compensate for the limits of the Company's management resources, and ensure growth over the medium to long term.

Hoya M&A interests are threefold. The first is a large-scale business that could join Electro-Optics and the Eye Care divisions to become a third pillar of the Company's business. The second is businesses related to Hoya's current business fields, but either upstream or downstream. For example, the acquisition of eyeglass lens laboratories in Europe and the United States, and the acquisition of the glass disk business from Nippon Sheet Glass Co., Ltd. fall into this category. Third is new businesses founded on innovative technologies. Hoya is currently exploring a number of opportunities in electro-optics. Optical networks in particular will be an important field for Hoya in the future, considering that the Company is deeply involved in pursuing the potential of light. Through M&A activity that generates synergy with its in-house technologies, Hoya is looking to create business underpinned by a unique technical competitive capability.

Through greater management efficiency, as well as growth in new products from existing businesses such as FPD masks and digital camera lenses, Hoya has increased its corporate value. Building on this reinforced management foundation, the Company will explore further possibilities for new growth, and strive to achieve it.

Environmental Efforts

Environmental issues are increasingly becoming a management priority at many companies. Hoya established pollution countermeasure committees at each of its factories in 1976, and since that time has made ongoing efforts toward environmental protection.

Hoya published its second environmental report, outlining the Company's environmental initiatives, in 2002. During fiscal 2004, Hoya worked to improve its environmental performance, as outlined below.

Reducing the Burden on the Environment

Hoya has focused on four areas in which continuous efforts are made to reduce the environmental burden per unit of net sales.

1. Energy Consumption

   Hoya has implemented a thorough energy conservation program encompassing all of its business divisions. At the facilities level, buildings have been properly insulated, while pumps and clean room air-conditioning motors have been converted to energy-efficient inverter types. Energy conservation has also been extended to the human environment, with temperature controls and more efficient lighting systems. As a result, the ratio of energy consumption to net sales in fiscal 2004 declined by approximately 8% from the previous fiscal year.

2. Water Usage

   Although we increased water recycling and water conservation efforts, which served to decrease the amount of water usage approximately 53,000m^3, its ratio to net sales was held to approximately 1% compared with previous fiscal year.

3. Waste Volume

   The recycling of concrete sludge, the thermal recycling of waste plastic, and the reuse of organic solvents resulted in a decline in the ratio of waste volume to net sales of approximately 27% from the previous fiscal year.

4. Volume of Packaging Materials

   A review of packaging methods and reuse of the cardboard boxes used to ship products led to a decline in the ratio of packaging material volume to net sales of approximately 15% from the previous fiscal year.

Energy Consumption (Oil Conversion*) and Its Ratio to Net Sales



[Ratio to Net Sales (1999=100)]
(Oil Conversion kl)
2000 2001 2002 2003 2004
80,000
40,000
0
125
100
75
50
25

	2000	2001	2002	2003	2004
Energy consumption	79,068	81,034	74,961	67,879*	**61,903**
Ratio to net sales	101.1	86.8	89.7	73.2	**67.6**

*Based on the oil conversion factor of the Energy Consumption Law (law regarding rationalization of energy consumption).

Waste Volume and Its Ratio to Net Sales



[Ratio to Net Sales (1999=100)]
(Ton)
2000 2001 2002 2003 2004
6,000
3,000
0
125
100
75
50
25

	2000	2001	2002	2003	2004
Waste volume	4,241	4,400	2,911	2,697*	**1,951**
Ratio to net sales	74.3	64.6	47.8	39.8	**29.2**

Water Use and Its Ratio to Net Sales



[Ratio to Net Sales (1999=100)]
(km3)
2000 2001 2002 2003 2004
2,000
1,000
0
125
100
75
50
25

	2000	2001	2002	2003	2004
Water use	2,498	2.399	2,103	2,039	**1,986**
Ratio to net sales	100.9	81.2	79.6	69.1	**68.4**

Packaging Materials and Their Ratio to Net Sales



[Ratio to Net Sales (1999=100)]
(Ton)
2000 2001 2002 2003 2004
2,000
1,000
0
125
100
75
50
25

	2000	2001	2002	2003	2004
Packaging materials	2,130	1,858	1,423	1,216	**1,021**
Ratio to net sales	88.3	64.6	55.4	43.8*	**37.4**

Notes:
1.Ratio to net sales is indicated based on 1999=100.
2.Statistics of the 10 domestic production sites
Hoya Corporation: Nagasaka, Hachioji, Kumamoto, Akishima, Nagano, Lens Technology Center, Minakuchi, Kofu, Musashi
Hoya Health Care Corporation: Kodama
3.*Modified due to business integration and other factors.

INTRODUCTION OF AN ENVIRONMENTAL MANAGEMENT SYSTEM (ISO 14001 CERTIFICATION)

Hoya announced its intention to adopt an environmental management system in line with ISO 14001 international standards in October 1996, and by the end of fiscal 2001 nearly all mass-production facilities had obtained this certification. Hoya has continued to work systematically toward certification throughout the Group, and five more sites were certified during the fiscal year under review. Four sites were decertified, however, due to plant closures or structural changes, bringing the Company's total number of certified sites as of March 31, 2004 to 34.

ISO 14001 Certification Status (As of March 31, 2004)

	Company Name (Location)	Site (Date of Certification)
Information Technology	HOYA CORP. (Japan)	Kumamoto Plant (Dec. 12, 1998)
	HOYA CORP. (Japan)	Nagasaka Plant (Jan. 27, 1999)
	HOYA CORP. (Japan)	Akishima Plant (Jan. 29, 1999)
	HOYA CORP. (Japan)	Hachioji Plant (Feb. 22, 1999)
	NH TECHNO GLASS CORP. (Japan)	Yokkaichi Plant (Feb. 12, 1999)
	HOYA MAGNETICS SINGAPORE PTE LTD. (Singapore)	Singapore (Mar. 3, 2000)
	HOYA GLASS DISK (THAILAND) LTD. (Thailand)	Lamphun (Nov. 24, 2000)
	HOYA CANDEO OPTRONICS CORP.	Headquarters, Maebashi, Kyushu (Dec. 20, 2000)
	HOYA CORP. (Japan)	Nagano Plant (Jan. 5, 2001)
	HOYA CORP. (Japan)	Kofu Plant (Jan. 5, 2001)
	HOYA OPTICS (THAILAND) LTD. (Thailand)	Lamphun (Feb. 21, 2001)
	HOYA OPTO-ELECTRONICS QINGDAO LTD.	Qingdao (Feb. 17, 2004)*
	HOYA CANDEO OPTRONICS CORP.	Iruma Factory (May 10, 2001)**
Eye Care	HOYA LENS DEUTSCHLAND GmbH (Germany)	Müllheim (Dec. 4, 1997)
	HOYA LENS DEUTSCHLAND GmbH (Germany)	Mönchengladbach (Dec. 4, 1997)
	HOYA LENS DEUTSCHLAND GmbH (Germany)	Hamburg (Dec. 4, 1997)
	HOYA CORP. Vision Care Company (Japan)	Lens Technology Center (Feb. 20, 1998)
	HOYA CORP. Vision Care Company (Japan)	Hamura Lab. (Apr. 30, 1998)
	HOYA HEALTHCARE CORP. (Japan)	Kodama R&D Lab. (Dec. 2, 1998)
	HOYA LENS THAILAND LTD. (Thailand)	Patumthani (Jul. 8, 1999)
	HOYA LENS U.K. LTD. (United Kingdom)	Wrexham (Dec. 24, 1999)
	HOYA LENS ITALIA S.P.A. (Italy)	Milano (Dec. 29, 1999)
	HOYA LENS THAILAND LTD. (Thailand)	Ayuttaya (Jan. 20, 2000)
	HOYA LENS GUANGZHOU LTD. (China)	Guangzhou (Nov. 9, 2000)
	MALAYSIAN HOYA LENS SDN. BHD. (Malaysia)	Kuala Lumpur (Apr. 9, 2001)
	HOYA LENS NEDERLAND B.V. (Netherland)	Uithoorn (Nov. 1, 2001)
	HOYA LENS MANUFACTURING HUNGARY RT. (Hungary)	Mateszalka (Jun. 10, 2002)
	HOYA LENS AUSTRALIA PTY. LTD. (Australia)	Sydney (Sep. 16, 2002)
	HOYA LENS AUSTRALIA PTY. LTD. (Australia)	Perth (Sep. 16, 2002)
	HOYA LENS KOREA CO., LTD. (Korea)	Seoul (Nov. 4, 2002)
	HOYA LENS TAIWAN LTD.	Hshin - Chu (May 19, 2003)*
	HOYA CORP. Vision Care Company (Japan)	Kyushu Lab. (Aug. 28, 2003)*
	HOYA LENS IBERIA S.A.	Madrid (Oct. 16, 2003)*
	HOYA LENS SWEDEN AB	Malmo (Feb. 3, 2004)*
Other	HOYA CORP. Crystal Company (Japan)	Musashi Plant (Dec. 4, 1998)

Notes: 1. *Indicates site that attained the certification during the fiscal year under review.
2. **Reattained the certification according to the change from HOYA Optics Corp. Iruma Plant.
3. The Akishima Plant includes the R&D center located on its grounds.

Financial Section and Corporate Data

Ten-Year Summary

	1995	1996	1997	1998
Net sales (Millions of yen)	¥151,470	¥167,106	¥193,402	¥193,473
Operating income (Millions of yen)	21,038	26,229	32,936	26,395
Ordinary income (Millions of yen)	21,001	27,376	35,086	26,759
Net income (Millions of yen)	8,812	11,056	15,300	12,348
Selling, general and administrative expenses/net sales (%)	29.9	29.6	27.7	28.2
Return on assets (%)	4.8	5.7	7.1	5.3
Return on equity (%)	7.6	9.0	11.4	8.5
Inventory turnover (Months)	3.5	3.2	3.2	3.4
Financial leverage (Times)	1.6	1.6	1.7	1.6
Capital expenditures (Millions of yen)	9,304	19,439	32,318	19,504
Depreciation, amortization and other* (Millions of yen)	13,565	13,018	15,705	17,570
Research and development expenses (Billions of yen)	4.0	4.5	6.0	7.5
Per share data (Yen):				
Net income	74.12	93.32	129.70	104.51
Diluted net income	—	—	—	—
Cash flow	192.70	207.31	267.00	257.64
Shareholders' equity	1,024.29	1,082.54	1,220.70	1,270.68
Price earnings ratio (Times)	32.38	39.43	42.71	36.36
Price cash flow ratio (Times)	12.45	17.75	20.75	14.75
Price book value ratio (Times)	2.34	3.40	4.54	2.99
Stock price at year-end (Yen)	2,400	3,680	5,540	3,800

* Amounts include depreciation, amortization of goodwill and loss on impairment of long-leved assets.

	1999	2000	2001	2002	2003	2004
Net sales	¥201,290	¥201,110	¥236,802	¥235,265	¥246,293	**¥271,444**
Operating income	31,726	34,688	45,128	43,898	52,983	**68,167**
Ordinary income	33,612	35,484	48,184	45,774	50,874	**65,554**
Net income	17,837	20,716	21,860	23,741	20,038	**39,549**
SG&A expenses / net sales	26.4	25.4	23.8	24.2	24.4	**22.3**
Return on assets	7.8	8.9	8.6	8.7	7.3	**14.0**
Return on equity	11.6	12.4	11.8	11.5	9.0	**17.8**
Inventory turnover	3.2	3.3	3.1	3.2	2.9	**2.8**
Financial leverage	1.4	1.4	1.4	1.3	1.2	**1.3**
Capital expenditures	13,654	17,770	39,673	19,585	15,948	**30,659**
Depreciation, amortization and other*	18,234	16,051	32,138	20,105	19,792	**25,328**
R&D expenses	7.8	7.7	7.3	7.3	8.7	**9.8**
Per share data:						
Net income	151.10	176.26	186.60	203.15	171.10	**350.96**
Diluted net income	—	—	—	—	171.08	**350.56**
Cash flow	310.61	316.61	464.99	377.57	343.31	**576.45**
Shareholders' equity	1,362.24	1,506.21	1,680.45	1,886.20	1,945.16	**1,967.60**
Price earnings ratio	44.47	55.03	43.73	44.50	41.79	**28.92**
Price cash flow ratio	21.63	30.64	17.55	23.94	20.83	**17.61**
Price book value ratio	4.93	6.44	4.86	4.79	3.68	**5.16**
Stock price at year-end	6,720	9,700	8,160	9,040	7,150	**10,150**

Scope of Consolidation

The Hoya Group (the "Group") includes Hoya Corporation and its 55 consolidated subsidiaries (six domestic and 49 overseas), as well as five domestic affiliates, one of which is accounted for by the equity method.

The number of consolidated subsidiaries increased by three during the year under review. This was the net result of the establishment of new companies, acquisition of companies and reapportionment of voting rights that increased the number by eight, while mergers into Hoya Corporation, liquidation and sales of business reduced the number by five. The number of affiliates decreased by one from the previous fiscal year, as one equity-method affiliate became a consolidated subsidiary following reapportionment of voting rights.

Net Sales

Consolidated net sales for fiscal 2004, ended March 31, 2004, totaled ¥271,444 million, an increase of 10.2% compared with the previous fiscal year. This was due mainly to rising sales in all major divisions. In the Information Technology field, the Electro-Optics division recorded a significant rise of 21.2% in sales, while in the Eye Care field sales increased 4.0% in the Vision Care division and 6.2% in the Health Care division.

Domestic sales increased 7.5% year on year to ¥148,325 million, and overseas sales rose 13.7% to ¥123,119 million. This represents a domestic share of 54.6% of total net sales, and a 45.4% share from overseas. The overseas share increased 1.4 percentage points, as the previous year's ratios were 56.0% for domestic and 44.0% for overseas.

Net Sales


(Millions of yen)
300,000
225,000
150,000
75,000
0
2000
2001
2002
2003
2004

	2000	2001	2002	2003	2004
Net sales (Millions of yen)	201,110	236,802	235,265	246,293	**271,444**

Sales by Business Segment


(% of total)
100
75
50
25
0
2000
2001
2002
2003
2004
3.6
35.7
9.7
5.2
0.9
2.8
36.4
8.5
0.7
3.1
39.6
9.8
0.7
2.2
38.3
10.9
0.6
1.5
36.2
10.4
0.5

	2000	2001	2002	2003	2004
Electro-Optics (Millions of yen)	90,174	112,341	101,496	111,461	**135,071**
Photonics (Millions of yen)	7,248	6,534	7,157	5,485	**4,116**
Vision Care (Millions of yen)	71,754	86,198	93,184	94,388	**98,203**
Health Care (Millions of yen)	19,541	20,130	23,106	26,717	**28,381**
Crystal (Millions of yen)	10,516	9,942	8,788	6,719	**4,322**
Service (Millions of yen)	1,877	1,657	1,534	1,523	**1,351**

Hoya converts financial results of overseas subsidiaries from local currencies to Japanese yen using the average rate applicable to the period under review. When compared with the results from previous periods, the calculation will be affected by the difference in the exchange rate. The U.S. dollar rate used for fiscal 2004 was 112.76 yen to 1 U.S. dollar, reflecting an appreciation of the yen of 7.0% and pushing down results for the U.S.-based Group companies when compared with the previous term. The euro rate of 132.65 yen to 1 euro, however, reflected a depreciation of the yen of 9.2%, swelling results from European subsidiaries. The resulting effect on net sales due to exchange rate differences was a slight increase of ¥97 million, which had little effect on the overall growth rate of 10.2%.

Sales by Region

(Based on the location of the Company's offices)

(% of total)


100
75
50
25
0
4.0
11.5
3.7
10.5
4.2
12.3
4.8
13.2
4.6
13.8

	2000	2001	2002	2003	2004
Japan (Millions of yen)	147,553	168,856	159,368	166,178	**188,441**
Asia (Millions of yen)	8,076	8,792	9,948	11,705	**12,404**
Europe (Millions of yen)	23,109	24,944	28,964	32,639	**37,486**
North America (Millions of yen)	22,372	34,210	36,985	35,771	**33,113**

Sales to Domestic and Foreign Customers

(Based on the location of customers)

(% of total)


100
75
50
25
0
12.1
11.6
10.7
13.3
16.5

	2000	2001	2002	2003	2004
Japan (Millions of yen)	126,844	137,211	132,248	138,006	**148,325**
Asia and Other Areas (Millions of yen)	24,326	27,537	25,127	32,806	**44,668**
Europe (Millions of yen)	27,841	35,870	38,144	38,789	**40,168**
North America (Millions of yen)	22,099	36,184	39,746	36,692	**38,283**

Net Income

Cost of sales rose 7.1% compared with the previous fiscal year, to ¥142,683 million, reflecting the increase in net sales. However, this rise of 7.1% was modest compared with the 10.2% increase in net sales, and the gross profit margin rose to 47.4%, from 45.9% for the previous fiscal year. Selling, general and administrative expenses rose 0.9% to ¥60,594 million. This increase was fairly small compared with the rise in net sales, and SG&A expenses as a percentage of sales fell to 22.3% from 24.4%.

As a result, operating income increased 28.7% year on year to ¥68,167 million, while the operating income ratio rose 3.6 percentage points to 25.1%. By quarter, the operating income ratio was 22.7% in the first quarter of fiscal 2004, 24.2% in the second, 25.7% in the third and 27.5% in the fourth.

Net income nearly doubled, rising 97.4% year on year to ¥39,549 million. A major factor in this increase was the reduction in other expenses—net to ¥12,671 million, including amortization of goodwill, compared with ¥24,240 million in fiscal 2003, which included additional expenses in connection with the dissolution of the Group's pension fund.

Net income per share rose ¥179.86 to ¥350.96, compared with ¥171.10 for fiscal 2003. Along with total net sales, this was a new record high for the Group.

Return on assets (ROA) rose 6.7 percentage points to 14.0%, and return on equity (ROE) increased 8.8 percentage points to 17.8%.

Cash dividends for the year doubled, from ¥50 per share in the previous fiscal year to ¥100 per share.

Operating Income, Ordinary Income and Net Income


(Millions of yen)
80,000
60,000
40,000
20,000
0
2000
2001
2002
2003
2004

	2000	2001	2002	2003	2004
Operating income (Millions of yen)	34,688	45,128	43,898	52,983	**68,167**
Ordinary income (Millions of yen)	35,484	48,184	45,774	50,874	**66,554**
Net income (Millions of yen)	20,716	21,860	23,741	20,038	**39,549**

Quarterly Profits
1st quarter of 2003 to 4th quarter of 2004


(Millions of yen)
20,000
15,000
10,000
5,000
0
-5,000
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
Operating income (Millions of yen)	12,599	13,951	13,433	13,000	**14,536**	**16,400**	**17,679**	**19,552**
Ordinary income (Millions of yen)	10,848	14,179	12,435	13,412	**14,757**	**15,638**	**17,091**	**19,068**
Net income (Millions of yen)	6,869	7,977	-2,125*	7,317	**9,795**	**9,129**	**10,419**	**10,206**

* Additional expense of ¥14,949 million for compensation resulting from the dissolution of the Group's employees' funded pension plan was recorded during the third quarter of fiscal 2003, resulting in a net loss for the quarter of ¥2,125 million.

Profit Ratios



(%)
30.0
22.5
15.0
7.5
0
2000
2001
2002
2003
2004

		2000	2001	2002	2003	2004
Operating income ratio (%)	•—	17.2	19.1	18.7	21.5	25.1
Ordinary income ratio (%)	○—	17.6	20.3	19.5	20.7	24.5
Return on sales (%)	•····	10.3	9.2	10.1	8.1	14.6

Quarterly Profit Ratios

1st quarter of 2003
to 4th quarter of 2004



(%)
30.0
20.0
10.0
0
-10.0
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2Q
2004-3Q
2004-4Q

		2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
Operating income ratio (%)	•—	20.6	22.6	21.8	21.1	22.7	24.2	25.7	27.5
Ordinary income ratio (%)	○—	17.7	23.0	20.2	21.8	23.1	23.1	24.9	26.8
Return on sales (%)	•····	11.2	12.9	-3.4*	11.9	15.3	13.5	15.2	14.4

* Additional expense of ¥14,949 million for compensation resulting from the dissolution of the Group's employees' funded pension plan was recorded during the third quarter of fiscal 2003, resulting in return on sales for the quarter of -3.4%.

Profitability



(%)
30
24
18
12
6
0
2000
2001
2002
2003
2004

		2000	2001	2002	2003	2004
Return on equity [ROE](%)	○····	12.4	11.8	11.5	9.0	17.8
Ordinary income/total assets (%)	•····	15.3	19.0	16.8	18.4	23.6
Return on assets [ROA](%)	○—	8.9	8.6	8.7	7.3	14.0

Information Technology (Electro-Optics Division)

Net sales in the Electro-Optics division increased 21.2% year on year to ¥135,071 million. Sales of mask blanks for semiconductors rose, due to the need for greater precision in the semiconductor market in general, along with strong demand for high-precision products such as Hoya's cutting-edge phase shift mask blanks. Sales of photomasks also rose significantly. Sales of semiconductor photomasks were strong, driven from an upswing in the semiconductor market on the back of strong sales of digital consumer electronics, while sales of LCD photomasks rose due to growing demand for LCD televisions and the establishment of new production lines by manufacturers. In glass disks for HDDs, demand increased due to a recovery in sales of personal computers and a growing market for 1.0-inch and 1.8-inch small-diameter disks, leading to a rise in sales. In optical products, the market for digital cameras and other digital consumer electronics products expanded significantly during the year, and sales of the Company's aspherical molded lenses and other optical lenses rose, leading to an overall increase in sales.

Operating income for the Electro-Optics division rose 31.3% to ¥45,170 million. This increase was due to greater sales of high-value-added products, and production plants operating at extremely high capacity in response to the favorable market. The operating income ratio for the Electro-Optics division was 32.8% in the first quarter, 32.6% in the second, 34.7% in the third, and 33.4% in the fourth, each quarter representing a year-on-year increase. For the full fiscal year, the operating income ratio rose to 33.4% from 30.8%.

The Electro-Optics division's net sales growth rate increased significantly during the term, to 21.2% from 9.8% for the previous year. The graph labeled "Sales Growth and Profitability by Business Segment" shows that the circle representing this segment has moved up the vertical axis (representing the net sales growth rate) to a level above the Group's net sales growth rate of 10.2%. The area of the circle has increased due to the rise in operating income, while the circle has also moved to the right along the horizontal axis (representing the operating income ratio), due to the 2.6 percentage point increase in the operating income ratio. The gains in both sales and profitability can be clearly seen.

Capital expenditures for the Electro-Optics division increased significantly compared with the previous fiscal year, to ¥22,247 million. This was mainly due to investment in equipment for development of next-generation products, and further purchases of equipment to manufacture mask blanks and photomasks.


(Millions of yen)
150,000
120,000
90,000
60,000
30,000
0
2002
2003
2004
(%)
40.0
20.0
0

	2002	2003	2004
Net sales	101,496	111,461	135,071
Operating income	27,789	34,414	45,170
Operating income ratio*	27.3%	30.8%	33.4%
Assets	111,806	114,877	132,240
Depreciation	12,687	13,129	13,205
Capital expenditures	13,280	10,444	22,247

* The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 60 Segment Information.

Sales Growth and Profitability by Business Segment

Fiscal year ended March 31, 2004
(Compared with the previous fiscal year)


Size of circle shows the volume of operating income.
40
30
20
10
0
-10
Sales Growth Ratio (%)
Consolidated Basis
Health Care
Vision Care
Electro-Optics
Consolidated Basis
10
20
30
40
Operating Income Ratio (%)

Eye Care (Vision Care Division)

Net sales in the Vision Care division rose 4.0% year on year to ¥98,203 million. The domestic market for eyeglass lenses is slightly recovering, but the business environment remains difficult. Overseas, sales of high-value-added products such as progressive refractive lenses were strong in all regions, while sales were also given a boost by the rising euro.

Operating income for the division increased 13.6% to ¥17,496 million. The operating income ratio by quarter was 14.8% in the first and 17.0% in the second, both down against corresponding quarters of the previous year, but 18.1% in the third and 21.3% in the fourth, represent year-on-year increases as a result of improvements to the earnings structure, such as the steady transfer of manufacturing facilities overseas. The ratio for the fiscal year increased to 17.8% from 16.0%.

The net sales growth rate for the division increased to 4.0% from 1.3% for the previous year, as represented by the rising position of its circle on the segment graph. The circle's area has increased because operating income rose, and the circle has shifted to the right along the horizontal axis as a result of the 1.8 percentage point increase in the division's operating income ratio.

Capital expenditures in the division increased significantly to ¥6,916 million, due to the establishment of new laboratories overseas, and the transfer of Japanese manufacturing facilities to Thailand.



(Millions of yen)
100,000
75,000
50,000
25,000
0
2002
2003
2004
(%)
20.0
10.0
0

	2002	2003	2004
Net sales	93,184	94,388	**98,203**
Operating income	14,414	15,398	**17,496**
Operating income ratio* •····	15.5%	16.0%	**17.8%**
Assets	92,309	98,077	**92,082**
Depreciation	5,516	5,578	**5,735**
Capital expenditures	5,259	3,935	**6,916**

*The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 60 Segment Information.

Eye Care (Health Care Division)

Net sales in the Health Care division rose 6.2% compared with the previous fiscal year, to ¥28,381 million. Contact lens sales increased as the Group differentiated itself from the competition through strengthened marketing of such high-value-added products as multifocal contact lenses and system products, aggressive new-store openings, and improved customer service drawing on expert knowledge. Moreover, the Group's soft-type IOL continued to be well received, and sales increased. The strong launch of this product in Europe through well-established distributors in major countries also contributed to the increase in sales.

Operating income for the division rose 23.3% to ¥6,273 million. The operating income ratio reached record levels in the first half of the fiscal year, hitting 21.9% in the first quarter and 23.2% in the second. Though there was a slight falloff during the third quarter to 19.2%, another new record was set in the fourth quarter, at 24.0%. For the full year, the operating income ratio increased 3.1 percentage points, to 22.1% from 19.0%.

The net sales growth rate for the division fell to 6.2% from 15.6%, so the corresponding circle for this division on the segment graph has moved downward. This was due to stabilization of sales of soft-type IOLs, which had grown rapidly during the previous term. The area of the circle representing this division on the graph has increased due to the rise in operating income. The circle has also moved to the right along the horizontal axis, due to the rise in the division's operating income ratio of 3.1 percentage points. Though the sales growth ratio has fallen compared with the previous term, the division is growing steadily, and the increase in both operating income and the operating income ratio is evident.



(Millions of yen)
30,000
22,500
15,000
7,500
0
2002
2003
2004
(%)
30.0
15.0
0

	2002	2003	2004
Net sales	23,106	26,717	**28,381**
Operating income	3,429	5,089	**6,273**
Operating income ratio* •····	14.3%	19.0%	**22.1%**
Assets	15,816	16,447	**18,873**
Depreciation	554	571	**532**
Capital expenditures	687	426	**1,201**

*The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 60 Segment Information.

Capital expenditures in the division increased sharply to ¥1,201 million, due to the establishment of a new IOL manufacturing plant in Singapore, and aggressive opening of retail outlets for contact lenses.

Lifestyle Refinement (Crystal Division)

Net sales in the Crystal division fell 35.7% year on year to ¥4,322 million, due mainly to the business reform measures aimed at restructuring the brand, and the decline in individual consumption and social gift giving resulting from the economic slowdown.

The division recorded an operating loss for the year of ¥496 million. Although expenses were reduced through restructuring, this was insufficient to cover the falloff in sales resulting from the contraction of the market scale and the languishing market.

The Group reviewed its long-lived assets for impairment for fiscal 2004, and an impairment loss of ¥2,040 million was recorded for this division. Because this division continued to show poor results, the value of its assets was reduced on the Group's books to a recoverable amount, and the amount of this reduction was recorded as a loss on impairment of long-lived assets.



(Millions of yen)
10,000
7,500
5,000
2,500
0
2002
2003
2004
(%)
12.0
6.0
0
-6.0
-12.0

	2002	2003	2004
Net sales	8,788	6,719	4,322
Operating income	-1	-12	-496
Operating income ratio*	-0.0%	-0.2%	-11.3%
Assets	8,684	8,409	2,805
Depreciation	498	302	352
Capital expenditures	254	776	224

*The operating income ratio above is calculated using net sales plus intersegment sales. Please refer to details on page 60 Segment Information.

Sales Growth and Profitability by Geographical Segment

Fiscal year ended March 31, 2004
(Compared with the previous fiscal year)



Size of circle shows the volume of operating income.
40
30
20
10
0
-10
Sales Growth Ratio (%)
Asia
Europe
North America
Japan
Consolidated Basis
Consolidated Basis
0
5
10
15
20
25
30
Operating Income Ratio (%)

Capital Expenditures


(Millions of yen)
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004

	2000	2001	2002	2003	2004
Capital expenditures (Millions of yen)	17,770	39,673	19,585	15,948	**30,659**

Research and Development Expenses


(Billions of yen)
10.0
7.5
5.0
2.5
0
2000
2001
2002
2003
2004
(%)
4.0
3.0
2.0
1.0
0

	2000	2001	2002	2003	2004
R&D expenses (Billions of yen)	7.7	7.3	7.3	8.7	**9.8**
R&D expenses/net sales (%)	3.8	3.1	3.1	3.5	**3.6**

Group Employees by Region


(% of total)
100
75
50
25
0
2000
2001
2002
2003
2004
43.0
45.0
48.2
52.4
65.9

	2000	2001	2002	2003	2004
Total	10,651	12,966	13,311	14,023	**18,092**
Japan	3,595	3,553	3,282	3,150	**3,023**
Asia	4,579	5,838	6,411	7,346	**11,925**
Europe	2,055	2,000	2,102	2,082	**1,821**
North America	422	1,575	1,516	1,445	**1,323**

Financial Position

Cash and cash equivalents rose 6.3% to ¥80,425 million, while notes and accounts receivable increased 15.5% to ¥69,598million. These were the primary factors in the 8.5% increase in total current assets, to ¥193,279 million. Together with the 0.5% increase in noncurrent assets, to ¥96,608, total assets at March 31, 2004 stood at ¥289,887 million, up 5.7% from a year earlier.

Total current liabilities rose 42.5% from the previous fiscal year-end to ¥68,252 million, the result of a 33.9% increase in notes and accounts payable and a 451.9% jump in income taxes payable. Total long-term liabilities fell 3.1% to ¥1,934 million. Total liabilities increased 40.7% to ¥70,186 million.

The Group's degree of indebtedness edged down 0.6 percentage points to 0.2%, as interest-bearing debt was reduced by ¥1,805 million to ¥487 million.

Shareholders' equity declined ¥5,240 million to ¥218,979 million, despite a 14.3% increase in retained earnings, as a result of a ¥32,451 million increase in treasury stock. The shareholders' equity ratio fell 6.2 percentage points, to 75.5% from 81.7%.

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio



(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
2000
2001
2002
2003
2004
(%)
85
80
75
70
65
60

	2000	2001	2002	2003	2004
Total assets (Millions of yen)	239,341	267,611	278,068	274,289	**289,887**
Shareholders' equity (Millions of yen)	175,146	195,333	219,180	224,219	**218,979**
Shareholders' equity ratio (%)	73.2	73.0	78.8	81.7	**75.5**

Cash Flows

Net cash provided by operating activities totaled ¥78,744 million, a year-on-year increase of ¥40,354 million. This was primarily composed of income before income taxes and minority interests of ¥55,496 million (an increase of ¥26,753 million), depreciation and amortization of ¥19,988 million (an increase of ¥196 million), and ¥6,880 million in income taxes paid (a decrease of ¥4,629 million).

Net cash used in investing activities was ¥28,339 million, a year-on-year increase of ¥14,756 million. The principal factor affecting cash was purchases of property, plant and equipment totaling ¥23,212 million (an increase of ¥8,999 million), mainly in the Electro-Optics division for investment related to products for the next fiscal year.

Net cash used in financing activities totaled ¥42,853 million, a year-on-year increase of ¥28,305 million. The main uses of cash were payments for purchases of treasury stock totaling ¥32,921 million (an increase of ¥25,885 million), and dividends paid of ¥8,588 million (an increase of ¥2,775 million).

As a result, cash and cash equivalents at the end of the fiscal year totaled ¥80,425 million, an increase of ¥4,731 million from the beginning of the fiscal year.

Cash Flows


(Millions of yen)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0

	2000	2001	2002	2003	2004
Depreciation, amortization and other (Millions of yen)	16,051	32,138	20,105	19,792	**25,328**
Net income (Millions of yen)	20,716	21,860	23,741	20,038	**39,549**
Cash flows (Millions of yen)	36,767	53,998	43,846	39,830	**64,877**

Note: Depreciation, amortization and other includes depreciation, amortization of goodwill, and loss on impairment of long-leved assets.

Quarterly Cash Flows
1st quarter of 2003
to 4th quarter of 2004


(Millions of yen)
25,000
20,000
15,000
10,000
5,000
0
-5,000

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
Depreciation, amortization and other (Millions of yen)	4,823	4,887	5,021	5,061	**4,645**	**5,018**	**5,027**	**10,638**
Net income (Millions of yen)	6,869	7,977	-2,125	7,317	**9,795**	**9,129**	**10,419**	**10,206**
Cash flows (Millions of yen)	11,692	12,864	2,896	12,378	**14,440**	**14,147**	**15,446**	**20,844**

Note: Depreciation, amortization and other includes depreciation, amortization of goodwill, and loss on impairment of long-leved assets.

Stock Price Data



(Times)
100
80
60
40
20
0
2000
2001
2002
2003
2004
(Yen)
12,000
9,600
7,200
4,800
2,400
0

		2000	2001	2002	2003	2004
Price earnings ratio (Times)	o····	55.03	43.73	44.50	41.79	**28.92**
Price cash flow ratio (Times)	•····	30.64	17.55	23.94	20.83	**17.61**
Price book value ratio (Times)	o——	6.44	4.86	4.79	3.68	**5.16**
Stock price at fiscal year-end (Yen)	•——	9,700	8,160	9,040	7,150	**10,150**

Common Stock Price Range and Trading Volume



Stock price (Yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
FY2003
FY2004
Trading volume
(Thousands of shares)
18,000
15,000
12,000
9,000
6,000
3,000
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3
(Month)

Dividend Per Share



(Yen)
100
80
60
40
20
0
2000
2001
2002
2003
2004

		2000	2001	2002	2003	2004
Period-end dividend (Yen)	▭	19.00	30.00	25.00	25.00	**50.00**
Interim dividend (Yen)	▬	16.00	20.00	25.00	25.00	**50.00**
Total dividend (Yen)		35.00	50.00	50.00	50.00	**100.00**

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hoya Corporation:

We have audited the accompanying consolidated balance sheets of Hoya Corporation (the "Company") and subsidiaries (together, the "Group") as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hoya Corporation and subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2.f to the consolidated financial statements, the Group adopted the new accounting standard for impairment of fixed assets for the year ended March 31, 2004.

As discussed in Note 18(2) to the consolidated financial statements, on May 27, 2004, the Board of Directors of the Company made a resolution to retire 3,775 thousand shares of treasury stock amounting to ¥30,702 million, effective as of June 1, 2004.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 18, 2004

Member of
Deloitte Touche Tohmatsu

Consolidated Balance Sheets

ASSETS	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2004
CURRENT ASSETS:			
Cash and cash equivalents	¥ 80,425	¥ 75,694	$ 758,726
Notes and accounts receivable:			
Associated companies (Note 14)	163	720	1,538
Other—trade	67,174	58,776	633,717
Other	3,608	2,054	34,038
Allowance for doubtful receivables	(1,347)	(1,299)	(12,708)
Income taxes refund receivable (Note 11)		3,900	
Inventories (Note 5)	32,878	32,361	310,170
Deferred tax assets (Note 11)	7,066	3,970	66,660
Prepaid expenses and other current assets (Note 14)	3,312	1,978	31,246
Total current assets	193,279	178,154	1,823,387
PROPERTY, PLANT AND EQUIPMENT:			
Land	9,219	9,326	86,972
Buildings and structures	53,353	52,520	503,330
Machinery and vehicles	140,876	140,620	1,329,019
Furniture and equipment	20,421	20,782	192,651
Construction in progress	5,276	2,636	49,773
Total	229,145	225,884	2,161,745
Accumulated depreciation	(150,826)	(148,647)	(1,422,887)
Net property, plant and equipment	78,319	77,237	738,858
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 4)	504	787	4,755
Investments in and advances to associated companies (Note 7)	5,701	4,977	53,783
Goodwill	1,358	1,744	12,811
Software	2,645	2,385	24,953
Rental deposits	2,482	2,438	23,415
Deferred charges	162	412	1,528
Deferred tax assets (Note 11)	3,012	3,211	28,415
Other assets	2,913	4,655	27,482
Allowance for doubtful receivables	(488)	(1,711)	(4,604)
Total investments and other assets	18,289	18,898	172,538
TOTAL	¥289,887	¥274,289	$2,734,783

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 1) 2004
CURRENT LIABILITIES:			
Short-term bank loans (Note 8)	¥ 336	¥ 2,251	$ 3,170
Current portion of long-term bank loans (Note 8)	151	34	1,425
Notes and accounts payable:			
Associated companies (Note 14)	24	38	226
Other—trade	25,747	20,368	242,896
Construction and other	10,016	6,311	94,491
Income taxes payable (Note 11)	14,398	2,609	135,830
Accrued bonuses to employees	3,723	3,512	35,123
Accrued expenses	12,641	10,937	119,255
Other current liabilities (Note 14)	1,216	1,829	11,472
Total current liabilities	68,252	47,889	643,888
LONG-TERM LIABILITIES:			
Long-term bank loans, less current portion (Note 8)		7	
Liability for retirement benefits (Note 9)		316	
Reserve for periodic repairs	358	264	3,377
Other long-term liabilities	1,576	1,410	14,868
Total long-term liabilities	1,934	1,997	18,245
MINORITY INTERESTS	722	184	6,811
CONTINGENT LIABILITIES (Notes 13 and 15)			
SHAREHOLDERS' EQUITY (Notes 10 and 17):			
Common stock—			
authorized, 320,000,000 shares;			
issued, 116,124,405 shares	6,264	6,264	59,094
Capital surplus	15,899	15,899	149,990
Retained earnings	247,176	216,272	2,331,849
Net unrealized gain (loss) on available-for-sale securities	(30)	15	(283)
Foreign currency translation adjustments	(10,826)	(7,178)	(102,132)
Treasury stock—at cost,			
4,857,867 shares in 2004 and 951,050 shares in 2003 (Note 18)	(39,504)	(7,053)	(372,679)
Total shareholders' equity	218,979	224,219	2,065,839
TOTAL	¥289,887	¥274,289	$2,734,783

Consolidated Statements of Income

Hoya Corporation and Subsidiaries
Years Ended March 31, 2004, 2003 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	2004
NET SALES (Notes 13 and 14)	¥271,444	¥246,293	¥235,265	$2,560,792
COST OF SALES (Notes 12, 13 and 14)	142,683	133,275	134,258	1,346,066
Gross profit	128,761	113,018	101,007	1,214,726
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 12, 13 and 14)	60,594	60,035	57,109	571,641
Operating income	68,167	52,983	43,898	643,085
OTHER INCOME (EXPENSES):				
Interest and dividend income	558	624	490	5,264
Interest expense	(189)	(374)	(617)	(1,783)
Foreign exchange gains (losses)—net	(2,900)	(1,252)	1,033	(27,358)
Gain on sales of investment securities	59	109	137	556
Gain on sales of property, plant and equipment and other assets	523	725	336	4,934
Gain on transfer of business (Note 3)		488		
Loss on sales of investment securities		(7)	(3,118)	
Loss on write-down of investment securities	(619)	(111)	(479)	(5,840)
Loss on disposal of property, plant and equipment	(1,900)	(1,947)	(1,529)	(17,925)
Loss on impairment of long-lived assets (Note 6)	(2,040)			(19,245)
Equity in earnings of associated companies	1,700	418	533	16,038
Amortization of goodwill	(3,300)		(469)	(31,132)
Additional expense incurred to dissolve the contributory funded pension plan	(888)	(14,949)		(8,377)
Additional expense incurred to abolish the unfunded retirement benefit plan		(351)		
Additional retirement benefits paid to employees	(1,090)	(3,691)	(1,996)	(10,283)
Temporary plant closure expenses		(463)	(778)	
Other income (expenses)—net	(2,585)	(3,459)	147	(24,387)
Other expenses—net	(12,671)	(24,240)	(6,310)	(119,538)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	55,496	28,743	37,588	523,547
INCOME TAXES (Note 11):				
Current	18,574	5,648	12,002	175,226
Deferred	(2,775)	3,029	1,745	(26,179)
Total income taxes	15,799	8,677	13,747	149,047
MINORITY INTERESTS IN NET INCOME	(148)	(28)	(100)	(1,396)
NET INCOME	¥ 39,549	¥ 20,038	¥ 23,741	$ 373,104

	Yen			U.S. Dollars
	2004	2003	2002	2004
PER SHARE OF COMMON STOCK (Note 17):				
Basic net income	¥ 350.96	¥ 171.10	¥ 203.15	$ 3.31
Diluted net income	350.56	171.08		3.31
Cash dividends applicable to the year	100.00	50.00	50.00	0.94

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Hoya Corporation and Subsidiaries
Years Ended March 31, 2004, 2003 and 2002

	Outstanding Number of Shares of Common Stock	Millions of Yen					
		Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, APRIL 1, 2001	116,124,375	¥6,264	¥ 15,899	¥184,361	¥ (516)	¥(10,675)	
Adjustment of retained earnings for merger of unconsolidated subsidiaries (Note 3)				667			
Adjustment of retained earnings for accounting changes at foreign subsidiaries				66			
Net income				23,741			
Appropriations:							
Cash dividends, ¥55.00 per share				(6,387)			
Bonuses to directors				(193)			
Repurchase of treasury stock	(3,429)						¥ (28)
Disposal of treasury stock	1,400						11
Net increase in unrealized gain on available-for-sale securities					626		
Net increase in foreign currency translation adjustments						5,344	
BALANCE, MARCH 31, 2002	116,122,346	6,264	15,899	202,255	110	(5,331)	(17)
Adjustment of retained earnings for merger of unconsolidated subsidiaries (Note 3)				(66)			
Net income				20,038			
Appropriations:							
Cash dividends, ¥50.00 per share				(5,806)			
Bonuses to directors				(149)			
Repurchase of treasury stock	(948,991)						(7,036)
Net decrease in unrealized gain on available-for-sale securities					(95)		
Net decrease in foreign currency translation adjustments						(1,847)	
BALANCE, MARCH 31, 2003	115,173,355	6,264	15,899	216,272	15	(7,178)	(7,053)
Net income				39,549			
Appropriations:							
Cash dividends, ¥75.00 per share				(8,440)			
Bonuses to directors				(169)			
Repurchase of treasury stock	(3,962,711)						(32,905)
Disposal of treasury stock	55,894			(36)			454
Net decrease in unrealized gain on available-for-sale securities					(45)		
Net decrease in foreign currency translation adjustments						(3,648)	
BALANCE, MARCH 31, 2004	111,266,538	¥6,264	¥ 15,899	¥247,176	¥ (30)	¥(10,826)	¥(39,504)

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, MARCH 31, 2003	$ 59,094	$ 149,990	$ 2,040,302	$ 142	$ (67,717)	$ (66,538)
Net income			373,104			
Appropriations:						
Cash dividends, $0.71 per share			(79,623)			
Bonuses to directors			(1,594)			
Repurchase of treasury stock						(310,424)
Disposal of treasury stock			(340)			4,283
Net decrease in unrealized gain on available-for-sale securities				(425)		
Net decrease in foreign currency translation adjustments					(34,415)	
BALANCE, MARCH 31, 2004	**$ 59,094**	**$ 149,990**	**$ 2,331,849**	**$ (283)**	**$ (102,132)**	**$ (372,679)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hoya Corporation and Subsidiaries
Years Ended March 31, 2004, 2003 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	2004
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥55,496	¥28,743	¥37,588	$523,547
Adjustments for:				
Income taxes—paid	(6,880)	(11,509)	(15,395)	(64,906)
Income taxes—refunded	3,900			36,792
Depreciation and amortization	19,988	19,792	19,636	188,566
Amortization of goodwill	3,300		469	31,132
Reversal of allowance for doubtful receivables	(1,169)	(6)	(1,530)	(11,028)
Provision for (reversal of) accrued bonuses to employees	191	(360)	(191)	1,802
Reversal of accrued retirement benefits	(293)	(7,256)	(1,193)	(2,764)
Provision for (reversal of) reserve for periodic repairs	94	(367)	243	887
Loss on write-down of investment securities	619	111	479	5,840
Gain on sales of investment securities	(59)	(109)	(137)	(556)
Gain on sales of property, plant and equipment and other assets	(523)	(725)	(336)	(4,934)
Loss on sales of investment securities		7	3,118	
Loss on disposal of property, plant and equipment	1,900	1,947	1,529	17,925
Loss on impairment of long-lived assets	2,040			19,245
Foreign exchange loss (gain)	1,209	706	(305)	11,406
Bonuses to directors	(169)	(150)	(195)	(1,594)
Equity in earnings of associated companies	(1,700)	(418)	(533)	(16,038)
Gain on transfer of business		(488)		
Other	566	842	632	5,340
Changes in assets and liabilities:				
Decrease (increase) in notes and accounts receivable	(4,997)	628	(915)	(47,142)
Decrease in inventories	222	3,208	2,861	2,094
Decrease (increase) in interest and dividend receivable	101	(80)	194	953
Decrease (increase) in other current assets	(1,961)	2,060	272	(18,500)
Increase (decrease) in notes and accounts payable	5,116	555	(4,180)	48,264
Increase in interest payable	34	12	1	320
Increase (decrease) in other current liabilities	1,719	1,247	(1,089)	16,217
Total adjustments	23,248	9,647	3,435	219,321
Net cash provided by operating activities	78,744	38,390	41,023	742,868
INVESTING ACTIVITIES:				
Proceeds from sales of investment securities	102	321	1,631	962
Purchases of investment securities	(379)	(346)	(119)	(3,575)
Proceeds from sales of property, plant and equipment	814	2,254	480	7,679
Purchases of property, plant and equipment	(23,212)	(14,213)	(19,001)	(218,981)
Collection of loans	2,169	111	284	20,462
Payment of loans	(2,475)	(216)	(125)	(23,349)
Purchase of goodwill	(3,300)			(31,132)
Decrease in other assets	660	452	273	6,226
Increase in other assets	(2,718)	(2,840)	(3,077)	(25,641)
Proceeds from transfer of business		894		
Net cash used in investing activities	(28,339)	(13,583)	(19,654)	(267,349)
FINANCING ACTIVITIES:				
Net decrease in short-term borrowings	(1,738)	(1,265)	(1,722)	(16,396)
Proceeds from long-term bank loans			91	
Repayments of long-term bank loans	(44)	(434)	(126)	(415)
Proceeds from sales of treasury stock	419		11	3,953
Payments for purchases of treasury stock	(32,921)	(7,036)	(28)	(310,576)
Dividends paid	(8,588)	(5,813)	(6,412)	(81,019)
Other	19			179
Net cash used in financing activities	(42,853)	(14,548)	(8,186)	(404,274)

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	2004
NET INCREASE IN CASH AND CASH EQUIVALENTS	¥ 7,552	¥10,259	¥13,183	$ 71,245
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARY, AT THE DATE OF CHANGE	378			3,566
CASH AND CASH EQUIVALENTS INCREASED BY MERGED UNCONSOLIDATED SUBSIDIARIES		41	290	
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(3,199)	(927)	1,150	(30,179)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	75,694	66,321	51,698	714,094
CASH AND CASH EQUIVALENTS, END OF YEAR	¥80,425	¥75,694	¥66,321	$ 758,726
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Increase in assets and liabilities due to consolidation of a subsidiary previously unconsolidated:				
Assets (primarily accounts receivable, inventory and property)	¥ 2,607			$ 24,594
Liabilities (primarily trade payables)	(870)			(8,208)
Increase in assets and liabilities due to merger of unconsolidated subsidiaries:				
Assets (primarily inventory and property)		¥ 82	¥ 1,168	
Liabilities (primarily trade payables)		(37)	(196)	
ADDITIONAL INFORMATION:				
Decrease in assets and liabilities due to transfer of business:				
Assets (primarily property and rental deposits)		434		
Liabilities (primarily deposit recieved)		28		

See notes to consolidated financial statements.

Nº»1 BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Hoya Corporation (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥106 to U.S.$1, the approximate rate of exchange at March 31, 2004. Such translation should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Certain reclassifications have been made in the 2003 and 2002 consolidated financial statements to conform to the classifications used in 2004. These reclassifications had no effect on previously reported net income.

Nº»2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation—The consolidated financial statements as of March 31, 2004 include the accounts of the Company and its 55 (52 in 2003 and 51 in 2002) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investment in one (two in 2003 and 2002) associated company in 2004 is accounted for by the equity method. Investments in the remaining associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The differences between the cost and underlying net equity of investment in consolidated subsidiaries and associated companies accounted for by the equity method are charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

b. Cash Equivalents—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificate of deposits, commercial paper and mutual funds investing in bonds, all of which mature or become due within three months of the date of acquisition.

c. Inventories—Inventories are primarily stated at cost, cost being determined principally by the average method.

d. Investment Securities—Investment securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings of the Company and its domestic subsidiaries, and to all property, plant and equipment of consolidated foreign subsidiaries. The net book value of tangible fixed assets depreciated by the straight-line method was approximately 45.1% of total tangible fixed assets in 2004 and 44.6% in 2003. The ranges of useful lives are from 10 to 50 years for buildings and structures and from 5 to 10 years for machinery and vehicles.

f. Long-Lived Assets—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB "Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets for the year ended March 31, 2004.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2004 by ¥2,040 million ($19,245 thousand).

g. Intangible Assets—Intangible assets are carried at cost less accumulated amortization, which is calculated by the straight-line method. Amortization of software is calculated by the straight-line method over 5 years. Goodwill recognized under the Japanese Commercial Code (the "Code") is fully charged to income when incurred.

h. Retirement Benefits—The Company and certain subsidiaries had a contributory funded pension plan and an unfunded retirement benefit plan which covered substantially all of their employees.

Effective April 1, 2000, the Company and domestic subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥3,166 million, determined as of April 1, 2000, was being amortized over 15 years and presented as other expense in the consolidated statements of income.

For the year ended March 31, 2003, the contributory funded pension plan was dissolved and the unfunded retirement benefit plan was abolished. The remaining balance of transitional obligation at the dissolution of the contributory funded pension plan and the abolishment of the unfunded retirement benefit plan was charged to income.

The annual provision for accrued retirement benefits for directors and corporate auditors of the Company and its domestic subsidiaries was also calculated to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date. The provisions for the retirement benefits are not funded.

For the year ended March 31, 2004, the Company and its domestic subsidiaries abolished the retirement benefit plan for directors and corporate auditors.

i. Research and Development Expenses—Research and development expenses are charged to income when incurred.

j. Leases—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

k. Income Taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

l. Appropriations of Retained Earnings—Appropriations of retained earnings at each year end are reflected in the consolidated financial statements for the following year upon shareholders' approval or resolution of the Board of Directors.

m. Foreign Currency Transactions—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

n. Foreign Currency Financial Statements—The balance sheet accounts of the consolidated overseas subsidiaries and associated companies are translated into Japanese yen at the current exchange rates as of the balance sheet dates except for shareholders' equity, which is translated at historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated overseas subsidiaries and associated companies are translated into Japanese yen at the monthly average exchange rates.

o. Derivatives and Hedging Activities—The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates. Foreign exchange forward contracts are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign currency exchange rate exposures for export sales are measured at the fair value and the unrealized gains/losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains/losses are deferred until the underlying transactions are completed.

Long-term debt denominated in foreign currencies for which foreign exchange forward contracts are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

p. Per Share Information—Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by ASB. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if the outstanding stock options were exercised into common stock. Diluted net income per share of common stock assumes full exercise of the outstanding stock options at the beginning of the year (or at the time of grant). Basic net income and diluted net income per share for the years ended March 31, 2004, 2003 and 2002 are computed in accordance with the new standard.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

No.3 REORGANIZATION

(1) Reorganization of Subsidiaries

On September 30, 2001, the Company purchased the minority interest of Hoya Optikslip AB ("HOSL") in Sweden for ¥384 million to become a wholly owned consolidated subsidiary. Previously, HOSL had been accounted for by the equity method.

On October 1, 2001, Welfare Corporation, which had been a wholly owned unconsolidated subsidiary of the Company, was merged into Hoya Healthcare Corporation ("HHC"). On January 1, 2002, Welfare Corporation was then split up from HHC.

On March 31, 2002, the Company increased its ownership of Thai Hoya Lens Ltd. to become a consolidated subsidiary, which had been accounted for by the equity method.

On June 30, 2003, the Company acquired the voting rights of Hoya Candeo Optronics Corporation ("HCOC," former Hoya-Schott Corporation) to become a consolidated subsidiary, which had been accounted for by the equity method.

(2) Merger of the Company with Subsidiaries

On March 1, 2003, the Company merged with Hoya Techno Process Corporation and two other companies, which had been wholly owned unconsolidated subsidiaries of the Company.

(3) Transfer of Business

On March 31, 2003, a part of the hearing aid business in the eye care field was transferred to a third party.

Nº»4 INVESTMENT SECURITIES

Investment securities as of March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Marketable equity securities	¥230	¥171	$2,170
Non-marketable equity securities	274	616	2,585
Total	¥504	¥787	$4,755

The carrying amounts and aggregate fair values of marketable equity securities at March 31, 2004 and 2003 were as follows:

	March 31, 2004			
	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale—Equity securities	¥160	¥70		¥230

	March 31, 2003			
	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale—Equity securities	¥145	¥39	¥13	¥171

	March 31, 2004			
	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale—Equity securities	$1,509	$661		$2,170

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2004 and 2003 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Equity securities	¥274	¥616	$2,585

Proceeds from sales of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥102 million ($962 thousand), ¥321 million and ¥1,631 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥59 million ($556 thousand) and nothing, respectively, for the year ended March 31, 2004, ¥109 million and ¥7 million, respectively, for the year ended March 31, 2003 and ¥137 million and ¥3,118 million, respectively, for the year ended March 31, 2002.

Nº»5 INVENTORIES

Inventories at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Finished products and merchandise	¥14,088	¥14,201	$132,906
Semi-finished products and work in process	7,357	7,713	69,406
Raw materials	5,347	5,675	50,443
Supplies	6,086	4,772	57,415
Total	¥32,878	¥32,361	$310,170

Nº»6 LONG-LIVED ASSETS

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2004 and, as a result, recognized an impairment loss of ¥2,040 million ($19,245 thousand) as other expense for a decline in value of the property and other of the Crystal division of the Musashi Plant and other due to a continuous operating loss of that unit. The carrying amount of the relevant machinery was written down to the recoverable amount. The recoverable amount of that machinery group was measured at its value in use and the discount rate used for computation of the present value of future cash flows was 5%.

Nº»7 INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in and advances to associated companies at March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Investments	¥5,689	¥4,953	$53,670
Advances (Long-term loan receivable)	12	24	113
Total	¥5,701	¥4,977	$53,783

Nº»8 SHORT-TERM BANK LOANS AND LONG-TERM BANK LOANS

Short-term bank loans at March 31, 2004 and 2003 consisted of notes to banks and bank overdrafts. The annual interest rates applicable to the short-term bank loans ranged from 2.70% to 4.98% and 2.70% to 5.36% at March 31, 2004 and 2003, respectively.

Long-term debt at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
1.54% unsecured yen-denominated loans, due through 2005	¥150		$1,415
6.89% unsecured Euro-denominated loans, due through 2005		¥ 38	
Other loans	1	3	10
Total	151	41	1,425
Less current portion	(151)	(34)	(1,425)
Long-term bank loans, less current portion		¥ 7	

Annual maturities of long-term bank loans as of March 31, 2004 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 151	$1,425

No.9 RETIREMENT BENEFITS AND PENSION PLANS

The Company and certain domestic subsidiaries had two types of pension plans for employees; an unfunded retirement benefit plan and a contributory funded pension plan. The Company and certain domestic subsidiaries had retirement benefit plans for directors and corporate auditors.

For the year ended March 31, 2003, the contributory funded pension plan was dissolved and the unfunded retirement benefit plan was abolished.

The components of net periodic benefit costs for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Service cost		¥ 1,695	¥ 1,667	
Interest cost		1,234	1,879	
Expected return on plan assets		(1,523)	(2,194)	
Amortization of prior service cost		(122)	(163)	
Recognized actuarial loss		1,781	1,021	
Amortization of transitional obligation		(157)	(210)	
Total		2,908	2,000	
Additional expense incurred to dissolve the contributory funded pension plan	**¥ 888**	14,949		**$ 8,377**
Additional expense incurred to abolish the unfunded retirement benefit plan		351		
Additional retirement benefits paid to employees	**1,090**	3,691	1,996	**10,283**
Net periodic benefit costs	**¥1,978**	¥21,899	¥ 3,996	**$18,660**

Additional expenses incurred to dissolve the contributory funded pension plan were loss incurred on the dissolution of the plan for the year ended March 31, 2004 and the remaining liability exceeding liability for retirement benefit at the dissolution of the plan for the year ended March 31, 2003.

Additional expense incurred to abolish the unfunded retirement benefit plan was equal to the difference between retirement benefits paid to employees due to abolishment and the recorded liability for retirement benefits.

Assumptions used for the years ended March 31, 2003 and 2002 were set forth as follows:

	2003	2002
Discount rate		2.5%
Expected rate of return on plan assets	5.5%	5.5%
Amortization period of prior service cost	12 years	12 years
Recognition period of actuarial gain/loss	12 years	12 years
Amortization period of transitional obligation	15 years	15 years

Remaining balances of prior service cost, actuarial gain/loss and transitional obligation were charged to income when the contributory funded pension plan was dissolved and the unfunded retirement benefit plan was abolished in the year ended March 31, 2003.

Accrued retirement benefits for directors and corporate auditors of the Company and its domestic subsidiaries are paid subject to approval of the shareholders in accordance with the Code. Accrued retirement benefits recorded in the accompanying consolidated balance sheets at March 31, 2003 represents the accrued retirement benefits for directors and corporate auditors. The Company and its domestic subsidiaries abolished the retirement benefit plan for directors and corporate auditors for the year ended March 31, 2004.

No»10 SHAREHOLDERS' EQUITY

Japanese companies are subject to the Code to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥119,888 million ($1,131,019 thousand) as of March 31, 2004, based on the amount recorded in the Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

The general shareholders meeting held in June 2003 approved the introduction of the Committees System stipulated in the Code. Before the Committees System was introduced, dividends had been approved by the general shareholders meeting held subsequent to the fiscal year to which the dividends were applicable. After introducing the Committees System, dividends may be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On June 20, 2003 and June 21, 2002, the Company's shareholders approved a stock option plan for the Group's directors and key employees. Under the plan, 1,066 thousand options were granted to them to purchase shares of the Company's common stock during the exercise period from October 1, 2004 to September 30, 2008 or from October 1, 2003 to September 30, 2007. The options were granted at an exercise price of ¥9,750, ¥7,670 or ¥6,690.

No»11 INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.7% for the years ended March 31, 2004, 2003 and 2002.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Current:			
Deferred tax assets:			
Accrued bonuses to employees	¥1,410	¥1,361	$13,302
Amortization of goodwill	1,493	1,265	14,085
Inventories—intercompany unrealized profits	1,604	830	15,132
Accrued enterprise taxes	1,201	77	11,330
Other	1,358	772	12,811
Total	7,066	4,305	66,660
Deferred tax liabilities:			
Enterprise taxes refund receivable		335	
Total		335	
Net deferred tax assets	¥7,066	¥3,970	$66,660
Non-current:			
Deferred tax assets:			
Amortization of goodwill and property, plant and equipment	¥2,069	¥2,503	$19,519
Loss on impairment of long-lived assets	824		7,773
Allowance for doubtful receivables	182	401	1,717
Other	859	1,383	8,104
Total	3,934	4,287	37,113
Deferred tax liabilities:			
Reserves for special depreciation and other	756	894	7,132
Other	166	182	1,566
Total	922	1,076	8,698
Net deferred tax assets	¥3,012	¥3,211	$28,415

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Normal effective statutory tax rate	41.7%	41.7%	41.7%
Lower income tax rates applicable to income in certain foreign countries	(12.4)	(13.5)	(5.2)
Expenses not permanently deductible for income tax purposes	0.7	0.6	0.5
Per capita portion	0.2	0.4	0.3
Non-taxable dividend income	(2.1)	(2.1)	(3.9)
Intercompany cash dividend and transactions	1.6	2.1	3.8
Special tax credit on experiment and research expenses	(1.1)		
Adjustments of deferred tax assets and liabilities due to change the normal effective statutory tax rate		0.3	
Other—net	(0.1)	0.7	(0.6)
Actual effective tax rate	28.5%	30.2%	36.6%

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from approximately 41.7% to 40.4%, effective for years beginning April 1, 2004. The effect of this change on deferred taxes in the consolidated statements of income for the year ended March 31, 2003 was a decrease of approximately ¥94 million.

N°»12 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses charged to income for the years ended March 31, 2004, 2003 and 2002 were ¥9,847 million ($92,896 thousand), ¥8,681 million and ¥7,289 million, respectively.

N°»13 LEASES

Income from equipment leases for the year ended March 31, 2002 was ¥4 million.

The Group leases certain machinery, computer equipment, office space and other assets. Total rental expenses for the years ended March 31, 2004, 2003 and 2002 were ¥6,748 million ($63,660 thousand), ¥7,967 million and ¥8,739 million, including ¥1,297 million ($12,236 thousand), ¥1,344 million and ¥1,413 million of lease payments under finance leases, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease, depreciation expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2004 and 2003 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2004			2003			2004		
	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total
Acquisition cost	¥4,064	¥3,277	¥7,341	¥3,571	¥3,305	¥6,876	$38,340	$30,915	$69,255
Accumulated depreciation	2,037	2,201	4,238	1,904	2,025	3,929	19,217	20,764	39,981
Loss on impairment		276	276					2,604	2,604
Net leased property	¥2,027	¥ 800	¥2,827	¥1,667	¥1,280	¥2,947	$19,123	$ 7,547	$26,670

The imputed interest expense portion as lessee is included in the above acquisition cost.

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004
Due within one year	¥ 962	¥1,191	$ 9,076
Due after one year	1,865	1,756	17,594
Total	¥2,827	¥2,947	$26,670

Loss on impairment of long-lived assets was recognized for ¥276 million ($2,604 thousand) against leased property for the year ended March 31, 2004. The equivalent amount of the loss was excluded from the obligations under finance leases as of March 31, 2004.

The imputed interest expense portion as lessee is included in the above obligations under finance leases.

Depreciation expense for lessee, which is not reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥1,297 million ($12,236 thousand), ¥1,344 million and ¥1,413 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Depreciation expense for lessor, which is reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥3 million for the year ended March 31, 2002.

The minimum rental commitments under noncancelable operating leases at March 31, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due within one year	¥ 99	$ 934
Due after one year	1,038	9,792
Total	¥ 1,137	$ 10,726

Nº»14 RELATED PARTY TRANSACTIONS

Transactions of the Group with associated companies for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Sales	**¥436**	¥530	¥1,029	**$4,113**
Purchases	**37**	337	536	**349**
Selling, general and administrative expenses			36	
Other income—net	**115**	109	217	**1,085**

The balances due to or from these associated companies at March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Notes and accounts receivable	**¥163**	¥720	**$1,538**
Other current assets	**1**	1	**9**
Notes and accounts payable	**24**	38	**226**
Other current liabilities		4	

Transactions of the Group with a director, his immediate family and two related companies as of and for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	**2004**
Selling, general and administrative expenses	**¥1**	¥7	¥7	**$9**

Nº»15 CONTINGENT LIABILITIES

At March 31, 2004, the Group had the following contingent liabilities:

	Millions of Yen	Thousands of U.S. Dollars
	2004	**2004**
Guarantees of borrowings and lease obligations for customers	**¥869**	**$8,198**
Guarantees of borrowings for the Group's employees	**14**	**132**
Total	**¥883**	**$8,330**

N°»16 DERIVATIVES

The Group enters into foreign currency forward contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Foreign currency forward contracts which qualify for hedge accounting for the years ended March 31, 2004 and 2003 and such amounts which are assigned to the associated assets or liabilities and are recorded on the balance sheets at March 31, 2004 and 2003, are not subject to disclosure of market value information.

N°»17 NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2004, 2003 and 2002 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
	Net Income	*Weighted-Average Shares*	*EPS*	
Year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	**¥39,500**	**112,545**	**¥350.96**	**$3.31**
Effect of dilutive securities				
Stock options		**129**		
Diluted EPS				
Net income for computation	**¥39,500**	**112,674**	**¥350.56**	**$3.31**
Year ended March 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥19,851	116,014	¥171.10	
Effect of dilutive securities				
Stock options		14		
Diluted EPS				
Net income for computation	¥19,851	116,028	¥171.08	
Year ended March 31, 2002:				
Basic EPS				
Net income available to common shareholders	¥23,591	116,123	¥203.15	

N°»18 SUBSEQUENT EVENTS

(1) Appropriations of Retained Earnings

The following appropriations of retained earnings for the year ended March 31, 2004 were resolved by the Company's Board of Directors on May 27, 2004:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥50.00 ($0.47) per share	¥5,563	$52,481

In addition to the cash dividends described above, the Company paid interim cash dividends of ¥5,560 million ($52,452 thousand, ¥50.00 ($0.47) per share) on November 26, 2003 to shareholders of record as of September 30, 2003, based on a resolution of the Board of Directors.

(2) Retirement of Treasury Stock

On May 27, 2004, the Board of Directors of the Company made a resolution to retire 3,775 thousand shares of treasury stock, amounting to ¥30,702 million ($289,642 thousand), effective as of June 1, 2004.

(3) Stock Option Plan

At the Company's shareholders meeting held on June 18, 2004, the following stock option plan for the Group's directors and key employees was approved. The plan provides for granting options to the Group's directors and key employees to purchase up to 300 thousand shares of the Company's common stock in the period from October 1, 2005 to September 30, 2009. The options are granted at an exercise price at the fair value at the previous date of the option grant. The Company plans to issue acquired treasury stock upon exercise of the stock options.

N°»19 SEGMENT INFORMATION

Information about industry segments, geographical segments and sales to foreign customers of the Company and subsidiaries for the years ended March 31, 2004, 2003 and 2002 was as follows:

(1) Industry Segments

a. Sales and Operating Income

	Millions of Yen								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥ 135,071	¥4,116	¥98,203	¥ 28,381	¥ 4,322	¥ 1,351	¥ 271,444		¥271,444
Intersegment sales	81		18		62	5,804	5,965	¥ (5,965)	
Total sales	135,152	4,116	98,221	28,381	4,384	7,155	277,409	(5,965)	271,444
Operating expenses	89,982	4,193	80,725	22,108	4,880	6,547	208,435	(5,158)	203,277
Operating income (loss)	¥ 45,170	¥ (77)	¥17,496	¥ 6,273	¥ (496)	¥ 608	¥ 68,974	¥ (807)	¥ 68,167

b. Assets, Depreciation, Loss on Impairment of Long-Lived Assets and Capital Expenditures

	Millions of Yen								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥132,240	¥1,748	¥92,082	¥18,873	¥2,805	¥2,797	¥250,545	¥39,342	¥289,887
Depreciation	13,205	59	5,735	532	352	30	19,913	75	19,988
Loss on impairment of long-lived assets					2,040		2,040		2,040
Capital expenditures	22,247	36	6,916	1,201	224	14	30,638	21	30,659

a. Sales and Operating Income

	Thousands of U.S. Dollars								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	$ 1,274,255	$ 38,830	$ 926,443	$ 267,745	$ 40,774	$ 12,745	$ 2,560,792		$ 2,560,792
Intersegment sales	764		170		585	54,755	56,274	$ (56,274)	
Total sales	1,275,019	38,830	926,613	267,745	41,359	67,500	2,617,066	(56,274)	2,560,792
Operating expenses	848,887	39,557	761,556	208,566	46,038	61,764	1,966,368	(48,661)	1,917,707
Operating income (loss)	$ 426,132	$ (727)	$ 165,057	$ 59,179	$ (4,679)	$ 5,736	$ 650,698	$ (7,613)	$ 643,085

b. Assets, Depreciation, Loss on Impairment of Long-Lived Assets and Capital Expenditures

	Thousands of U.S. Dollars								
	2004								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	$ 1,247,547	$ 16,491	$ 868,698	$ 178,047	$ 26,462	$ 26,387	$ 2,363,632	$ 371,151	$ 2,734,783
Depreciation	124,575	556	54,104	5,019	3,321	283	187,858	708	188,566
Loss on impairment of long-lived assets					19,245		19,245		19,245
Capital expenditures	209,878	340	65,245	11,330	2,113	132	289,038	198	289,236

a. Sales and Operating Income

	Millions of Yen								
	2003								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥111,461	¥ 5,485	¥94,388	¥26,717	¥6,719	¥1,523	¥246,293		¥246,293
Intersegment sales	207		1,988		35	3,025	5,255	¥(5,255)	
Total sales	111,668	5,485	96,376	26,717	6,754	4,548	251,548	(5,255)	246,293
Operating expenses	77,254	6,073	80,978	21,628	6,766	4,309	197,008	(3,698)	193,310
Operating income (loss)	¥ 34,414	¥ (588)	¥15,398	¥ 5,089	¥ (12)	¥ 239	¥ 54,540	¥(1,557)	¥ 52,983

b. Assets, Depreciation and Capital Expenditures

	Millions of Yen								
	2003								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥114,877	¥2,698	¥98,077	¥16,447	¥8,409	¥2,432	¥242,940	¥31,349	¥274,289
Depreciation	13,129	84	5,578	571	302	33	19,697	95	19,792
Capital expenditures	10,444	151	3,935	426	776	12	15,744	204	15,948

a. Sales and Operating Income

	Information Technology		Eye Care		Lifestyle Refinement				
	Millions of Yen — 2002								
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥ 101,496	¥ 7,157	¥ 93,184	¥ 23,106	¥ 8,788	¥ 1,534	¥ 235,265		¥ 235,265
Intersegment sales	481		29	811	35	3,110	4,466	¥(4,466)	
Total sales	101,977	7,157	93,213	23,917	8,823	4,644	239,731	(4,466)	235,265
Operating expenses	74,188	7,624	78,799	20,488	8,824	4,392	194,315	(2,948)	191,367
Operating income (loss)	¥ 27,789	¥ (467)	¥ 14,414	¥ 3,429	¥ (1)	¥ 252	¥ 45,416	¥ (1,518)	¥ 43,898

b. Assets, Depreciation and Capital Expenditures

	Information Technology		Eye Care		Lifestyle Refinement				
	Millions of Yen — 2002								
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥ 111,806	¥ 4,515	¥ 92,309	¥ 15,816	¥ 8,684	¥ 3,445	¥ 236,575	¥ 41,493	¥ 278,068
Depreciation	12,687	227	5,516	554	498	37	19,519	117	19,636
Capital expenditures	13,280	53	5,259	687	254	1	19,534	51	19,585

Notes: 1. The Company and subsidiaries primarily engage in the manufacture and sale of products in six major segments grouped on the basis of similarities in the types, nature and market of the products. The six segments, namely, Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service, consist primarily of the following products:

Electro-Optics: Photomasks and mask blanks for semiconductors, masks for liquid-crystal display (LCD), liquid-crystal devices, glass disks for hard disk drives (HDDs), optical lenses, optical glasses, electronic glass, optical communication related products, etc.
Photonics: Laser equipment, etc.
Vision Care: Eyeglasses, eyeglass frames, ophthalmic equipment, etc.
Health Care: Contact lenses and related accessories, intraocular lenses, hearing aids, etc.
On March 31, 2003, hearing aids business was transferred to a third party.
Crystal: Crystal glass products
Service: Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses consist primarily of the administration expenses of the Company and foreign holding companies, which are not allocated to industry segments. Corporate operating expenses for the years ended March 31, 2004, 2003 and 2002 were ¥2,424 million ($22,868 thousand), ¥2,052 million and ¥1,981 million, respectively.
3. Corporate assets consist primarily of cash, time deposits, investments securities and administrative assets of the Company and the foreign holding companies. Corporate assets as of March 31, 2004, 2003 and 2002 were ¥52,594 million ($496,170 thousand), ¥51,571 million and ¥51,632 million, respectively.
4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(2) Geographical Segments

The geographical segments of the Company and subsidiaries for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

	Millions of Yen						
	2004						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥188,441	¥33,113	¥37,486	¥12,404	¥271,444		¥271,444
Interarea transfers	16,790	91	849	60,196	77,926	¥(77,926)	
Total sales	205,231	33,204	38,335	72,600	349,370	(77,926)	271,444
Operating expenses	167,669	31,390	29,294	54,693	283,046	(79,769)	203,277
Operating income	¥ 37,562	¥ 1,814	¥ 9,041	¥17,907	¥ 66,324	¥ 1,843	¥ 68,167
Assets	¥161,336	¥19,059	¥26,691	¥66,338	¥273,424	¥16,463	¥289,887

	Thousands of U.S. Dollars						
	2004						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	$ 1,777,745	$312,387	$353,641	$117,019	$2,560,792		$2,560,792
Interarea transfers	158,396	858	8,010	567,887	735,151	$ (735,151)	
Total sales	1,936,141	313,245	361,651	684,906	3,295,943	(735,151)	2,560,792
Operating expenses	1,581,783	296,132	276,358	515,972	2,670,245	(752,538)	1,917,707
Operating income	$ 354,358	$ 17,113	$ 85,293	$168,934	$ 625,698	$ 17,387	$ 643,085
Assets	$ 1,522,038	$179,802	$251,802	$625,830	$2,579,472	$ 155,311	$2,734,783

	Millions of Yen						
	2003						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥166,178	¥35,771	¥ 32,639	¥11,705	¥246,293		¥246,293
Interarea transfers	17,343	73	1,891	44,514	63,821	¥(63,821)	
Total sales	183,521	35,844	34,530	56,219	310,114	(63,821)	246,293
Operating expenses	148,960	34,898	28,411	45,282	257,551	(64,241)	193,310
Operating income	¥ 34,561	¥ 946	¥ 6,119	¥10,937	¥ 52,563	¥ 420	¥ 52,983
Assets	¥139,012	¥19,505	¥ 34,970	¥59,156	¥252,643	¥21,646	¥274,289

	Millions of Yen						
	2002						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥159,368	¥36,985	¥28,964	¥ 9,948	¥235,265		¥235,265
Interarea transfers	14,964	113	1,196	40,330	56,603	¥(56,603)	
Total sales	174,332	37,098	30,160	50,278	291,868	(56,603)	235,265
Operating expenses	143,426	35,139	25,918	43,109	247,592	(56,225)	191,367
Operating income	¥ 30,906	¥ 1,959	¥ 4,242	¥ 7,169	¥ 44,276	¥ (378)	¥ 43,898
Assets	¥138,963	¥21,000	¥30,356	¥55,412	¥245,731	¥ 32,337	¥278,068

Notes:
1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the Group is located. The segments consisted of the following countries:
   North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.
2. Corporate operating expenses consist primarily of the administration expenses of the Company and one foreign holding company, which are not allocated to segments by geographic area. Corporate operating expenses for the years ended March 31, 2004, 2003 and 2002 were ¥2,074 million ($19,566 thousand), ¥1,813 million and ¥1,771 million, respectively.
3. Corporate assets consist primarily of cash, time deposits, investments securities and administrative assets of the Company and one foreign holding company. Corporate assets as of March 31, 2004, 2003 and 2002 were ¥47,511 million ($448,217 thousand), ¥40,280 million and ¥48,342 million, respectively.
4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(3) Sales to Foreign Customers

The sales to foreign customers of the Company and subsidiaries for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

	Millions of Yen				
	2004				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	**¥38,283**	**¥40,168**	**¥44,656**	**¥12**	**¥123,119**
Consolidated sales (B)					**271,444**
(A)/(B)	**14.1%**	**14.8%**	**16.5%**	**0.0%**	**45.4%**

	Thousands of U.S. Dollars				
	2004				
	North America	Europe	Asia	Other	Total
Overseas sales	**$361,160**	**$378,944**	**$421,283**	**$113**	**$1,161,500**
Consolidated sales					**2,560,792**

	Millions of Yen				
	2003				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥36,692	¥38,789	¥32,773	¥33	¥108,287
Consolidated sales (B)					246,293
(A)/(B)	14.9%	15.8%	13.3%	0.0%	44.0%

	Millions of Yen				
	2002				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥39,746	¥38,144	¥25,080	¥47	¥103,017
Consolidated sales (B)					235,265
(A)/(B)	16.9%	16.2%	10.7%	0.0%	43.8%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the customers are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia and Brazil, etc.

Corporate Data

(As of March 31, 2004)

Established

November 1, 1941

Paid-in Capital

¥6,264,201,967

Number of Employees

2,983

(decreased 306 from the end of the previous fiscal year)

Average age:	39.9
Average years of service:	13.0
Total number of employees in the Hoya Group:	18,092

Date for the Settlement of Accounts

March 31

General Shareholders' Meeting

June

Directors and Executive Officers (As of June 18, 2004)

Directors

Takeo Shiina (Senior Advisor of IBM Japan, Ltd.)
Naotaka Saeki (Senior Advisor of UFJ Bank Ltd.)
Yuzaburo Mogi (President & CEO of Kikkoman Corporation)*
Yoshikazu Hanawa (Advisor and Honorary Chairman of Nissan Motor Co., Ltd.)
Eiko Kono (Chairperson of the Board of Recruit Co., Ltd.)
Hiroshi Suzuki
Kenji Ema
Hiroaki Tanji

Executive Officers

Hiroshi Suzuki (President & CEO)
Kenji Ema (Chief Financial Officer)
Hiroaki Tanji (Strategy & Business Development)

*Mr. Mogi is going to be inaugurarted as the Chairman of the Board & CEO of Kikkoman Corporation on June 25, 2004.

HOYA Group (As of March 31, 2004)


Global Headquarters
(Formulating group strategy)
Information Technology
Eye Care
Crystal
(Area)
Japan
Asia
(Holding Company)
North America
(Holding Company)
EUROPE
(Holding Company, Financial Headquarters)
Supporting Legal and Financial Operations
Global Business Expansion

Investor Information

(As of March 31, 2004)

Listing of the Company's Shares

First Section of the Tokyo Stock Exchange

Number of Shares of Common Stock

Authorized: 320,000,000 (※)
Issued: 116,124,405 (※)

Trading Unit

100 shares

Number of Shareholders

7,660

Breakdown of Shareholders

Ownership >>



Individuals, Other
15.88%
Financial institutions
32.08%
Foreign
investors
50.45%
Other corporate
investors
1.59%

Number of Shareholders >>



Financial institutions
2.52%
Other corporate
investors
2.05%
Individuals,
Other
88.04%
Foreign investors
7.39%

※ As of June 1, 2004, the Company retired 3,775,400 shares of its treasury stock, thereby reducing the number of shares of common stock authorized and issued.

Acquisition, Disposal and Ownership by the Company of Its Own Shares:

Acquisition of shares

Common stock:	3,962,711 shares
Aggregate acquisition price	¥32,905,737 thousand

Disposal of shares

Common stock:	55,894 shares
Aggregate loss in disposal	¥418,700 thousand

Number of shares owned by the Company at the end of the fiscal year under review

Common stock:	4,857,867 shares

(Note) As of March 31, 2003, the Company owned 951,050 shares of its common stock.

Principal Shareholders

	Shareholders	Shareholdings	Percentage of total shares issued
1	State Street Bank and Trust Company	9,925,863	8.54
2	Japan Trustee Services Bank, Ltd. (Trust Account)	7,952,900	6.84
3	The Chase Manhattan Bank N.A. London	7,084,580	6.10
4	The Master Trust Bank of Japan, Ltd. (Trust Account)	7,053,400	6.07
5	The Dai-ichi Mutual Life Insurance Company	5,765,300	4.96
6	The Chase Manhattan Bank N.A. London SL Omnibus Account	4,861,752	4.18
7	HOYA Corporation (Treasury stock)	4,857,867	4.18
8	Nippon Life Insurance Company	4,139,847	3.56
9	Mellon Bank Treaty Clients Omnibus	2,510,904	2.16
10	Mamoru Yamanaka	2,254,829	1.94
	Above total	56,407,242	48.57

Issuance of New Share Subscription Rights

Following the approval at the 65th Ordinary General Meeting of Shareholders, in connection with the resolution of the Board of Directors, the Company issued new share rights on November 27, 2003 as stock option. Details are disclosed as below:

Third issue of new subscription rights for common stock (Resolved by the Board of Directors on November 27, 2003)

1. Number of new share subscription rights the Company granted:
   1,755 rights
2. Class and number of new shares to be issued upon exercising of new share subscription rights:
   175,500 shares of common stock of the Company
   (100 shares for each new share subscription right)
3. Price of a new share subscription right: Free of charge
4. Paid-in amount per share upon exercising of a new share subscription right: ¥9,750
5. New share subscription period: From October 1, 2004 to September 30, 2008

Maximum percentage of new share subscription rights exercisable during each period is fixed separately.

Common Stock Price Range

	2003		2004	
	High	Low	High	Low
Jan.–Mar.	¥ 8,620	¥ 6,860	¥10,890	¥ 9,580
Apr.–June	8,450	6,690		
July–Sept.	9,550	8,150		
Oct.–Dec.	10,550	8,610		

Transfer Agent of Common Stock Handling Office

UFJ Trust Bank Ltd.
Corporate Agency Department
7-10-11 Higashisuna, Koto-ku,
Tokyo 137-8081, Japan
Tel. 03-5683-5111

Hoya's Timeline

(As of March 31, 2004)

1941

November An optical glass production plant was established in the city of Hoya, in metropolitan Tokyo, and production of optical glass was initiated.

1944

August The plant was incorporated with capital of ¥1.2 million.

1945

October Crystal products were introduced.

1952

February The manufacture of optical glass BK7 resumed.

1960

November The Optics Division's Showa Plant (currently Akishima Plant) was completed in Tokyo. The Company merged with three affiliates.

1961

October Hoya was listed on the Second Section of the Tokyo Stock Exchange.

1962

May The manufacture of eyeglass lenses commenced.

October Hoya was listed on the Second Section of the Nagoya Stock Exchange.

1963

May The Crystal Division's Musashi Plant was completed.

1967

April The Vision Care Division launched sales of progressive multifocal lenses.

1972

December Sales of soft contact lenses began.

1973

February The Company's listings were advanced to the First Section of the Tokyo and Nagoya Stock Exchanges.

1974

January The Electronics Division's Nagasaka Plant was completed, and the production of IC substrates began. Hoya's on-line network to handle eyeglass lens orders was introduced in the Vision Care Division.

1982

October Hoya Electronics Co., Ltd., merged with the parent company.

1983

January The construction of the Hachioji Plant in the Electronics Division was completed, and the production of IC photomasks commenced.

1984

August The current Head Office was completed.

October Hoya Lens Corporation and Hoya Crystal Corporation merged with the parent company.

1985

April The Kodama Plant was completed for medical-related production and research.

1986

October The R&D Center was completed in the city of Akishima.

1987

June The production of intraocular lenses (IOLs) commenced.

November The production of aspherical molded-glass lenses commenced.

1989

April Hoya Europe B.V. of the Netherlands (currently Hoya Holdings N.V.) and Hoya Corporation USA were established.

1991

March Glass disks for HDDs were launched.

1993

October Hoya Group's Philosophy of Environment was established.

1994

April The Hoya Group was reorganized with the establishment of the Electro-Optics Division, the Vision Care Division and the Crystal Division.

1995

June Hoya introduced an outside director system.

1996

August Hoya formed an alliance with IBM to develop a next-generation glass disk for HDDs.

November Kumamoto Plant commenced operations as a photomask manufacturing plant.

1997

April Hoya introduced its "internal company system," reorganizing Group operations centered on two internal companies (Electro-Optics and Vision Care) and three subsidiaries (Hoya Photonics, Inc., Hoya Healthcare Corporation, and Hoya Crystal Corporation).

Hoya implemented ERP R/3, an enterprise resource planning system developed by SAP AG of Germany.

May Hoya Holdings Asia Pacific Pte Ltd. was established as the third regional holding company after Hoya Holdings N.V. and Hoya Holdings, Inc., the holding companies for Europe and North America, respectively.

December Hoya Lens Deutschland GmbH became the first Group company to receive ISO 14001 certification.

1998

April Hoya began the quarterly release of consolidated financial results.

The Vision Care Company's Itsukaichi Plant became the Group's first domestic facility to receive ISO 14001 certification.

1999

February All major domestic plants received ISO 14001 certification.

September Hoya acquired Belgian eyeglass manufacturer Buchmann Optical Industries N.V.

2000

April Hoya acquired Optical Resources Group, Inc. (ORI), a processor and marketer of eyeglasses in the United States (Integrated into Hoya Corporation in March 2001).

July Hoya acquired the semiconductor photomask production division of Oki Electric Industry Co., Ltd.

2001

May Hoya began marketing HOYALUX Summit Pro and NuLux lenses that use EYRY, a high-index, plastic lens material.

October Hoya began manufacturing soft intraocular lenses.

2002

May Manufacture and sale of 3C-SiC, a new substrate material for semiconductors, begun by a new subsidiary.

August Technical alliance formed with Dai Nippon Printing Co., Ltd. to jointly develop mask blanks for next-generation semiconductors.

2003

January Company delisted from the first section of the Nagoya Stock Exchange.

March Subsidiaries Hoya Crystal Corp. and Hoya Crystal Shop Corp. merged with Hoya Corporation.

June Hoya established a company-with-committees system.

July Global financial management operations were transferred to a holding company in Europe.

2004

February Subsidiary Hoya Optics Corp. was merged with Hoya Corporation.

March Hoya acquired the HDD glass disk business of Nippon Sheet Glass Co., Ltd.

Hoya's Directory

HOYA CORPORATION

2-7-5 Naka-Ochiai,
Shinjuku-ku, Tokyo
161-8525, Japan
TEL 03-3952-1151

Business Development Division

3-3-1 Musashino, Akishima-shi,
R&D Center Building
Tokyo 196-8510, Japan
TEL 042-546-2701

OVERSEAS BRANCHES

<Blanks Division>

EUROPE BRANCH
Bilton House, 54/58 Uxbridge Road,
Ealing, London, W5 2ST, U.K.
TEL 020-8579-6939

<Vision Care Company>

HOYA VISION CARE, NORTH AMERICA HEADQUARTERS
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

CLEVELAND FACILITY
94 Pelret Parkway, Berea, OH 44017, U.S.A.
TEL 440-239-0692

DALLAS FACILITY
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

DAYTON FACILITY
777 Zapata Drive Fairborn, OH 45324, U.S.A.
TEL 937-878-0055

EUGENE FACILITY
1370 S. Bertelsen Rd., Eugene, OR 97402,
U.S.A.
TEL 541-683-3898

HARTFORD FACILITY
580 Nutmeg Rd. N, S. Windsor,
CT 06074-2458, U.S.A.
TEL 860-289-5367

LARGO FACILITY
12345-B Starkey Rd., Largo, FL 33773, U.S.A.
TEL 727-531-8964

MODESTO FACILITY
1400 Carpenter Lane, Modesto, CA 95351
U.S.A.
TEL 209-579-7739

PORTLAND FACILITY
3880 S.E. 8th Ave., Portland,
OR 97202-3704, U.S.A.
TEL 503-233-6211

SAN DIEGO FACILITY
4255 Ruffin Road, San Diego, CA 92123 U.S.A.
TEL 858-309-6050

SEATTLE FACILITY
2330 S. 78th Street, Tacoma, WA 98409-
9051, U.S.A.
TEL 253-475-7809

ST. LOUIS FACILITY
301 Vision Dr., Columbia, IL 62236, U.S.A.
TEL 618-281-3344

DOMESTIC SUBSIDIARIES AND AFFILIATES

<Information Technology>

HOYA CANDEO OPTRONICS CORPORATION
3rd Floor, 711 Building,
7-11-8 Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
TEL 03-3369-6911

HOYA PHOTONICS CORPORATION
3-5-24 Hikawa-cho, Toda-shi,
Saitama 335-0027, Japan
TEL 048-447-6050

HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD.
1-17-16 Tanashioda, Sagamihara-shi,
Kanagawa 229-1125, Japan
TEL 042-777-5404

NH TECHNO GLASS CORPORATION*1
6th Floor, Keihin Tatemono Daiichi Building,
2-12-20 Shin-Yokohama, Kohoku-ku,
Yokohama, Kanagawa 222-0033, Japan
TEL 045-475-2905

<Eye Care>

HOYA HEALTHCARE CORPORATION
2-7-5 Naka-Ochiai, Shinjuku-ku,
Tokyo 161-8525, Japan
TEL 03-3950-6011

<Others>

HOYA SERVICE CORPORATION
10th Floor, HOYA Marketing Building,
1-29-9 Takadanobaba, Shinjuku-ku,
Tokyo 169-8661, Japan
TEL 03-3232-7671

WELFARE CORPORATION
8th Floor, HOYA Marketing Building,
1-29-9 Takadanobaba, Shinjuku-ku,
Tokyo 169-8661, Japan
TEL 03-3232-1019

OVERSEAS SUBSIDIARIES

Asia and Oceania

HOYA HOLDINGS ASIA PACIFIC PTE LTD.
138 Cecil Street, #08-03 Cecil Court,
Singapore 069538
TEL 6323-1151

HOYA OPTO-ELECTRONICS QINGDAO LTD.
South Side, Mid-Section of Songhuajiang Road,Qingdao Economic & Technological Development Zone, Qingdao City, Shandong Province, China
TEL 532-6760997

HOYA MAGNETICS SINGAPORE PTE LTD.
#3 Tuas, Link2, Singapore 638552
TEL 6863-2911

HOYA GLASS DISK (THAILAND) LTD.
Northern Region Industrial Estate 60/26
Moo 4 Tambol Banklang, Amphur Muang,
Lamphun, 51000 Thailand
TEL 53-581-314

HOYA GLASS DISK PHILIPPINES, INC.*2
111 East Main Avenue, Special Export Processing Zone (SEPZ) Laguna Technopark
Binan, Laguna Philippines
TEL 049-541-2730

HOYA GLASS DISK MALAYSIA SDN, BHD.*2
Lot 28 & 29, Phase 1, Jalan Hi-Tech 4,
Kulim Hi-Tech Park, 09000 Kulim, Kedah,
Malaysia
TEL 4-403-3118

HOYA OPTICS (THAILAND) LTD.
Northern Region Industrial Estate 60/31
Moo 4 Tambol Banklang, Amphur Muang,
Lamphun, 51000 Thailand
TEL 53-552-413

HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
Xin Gang Da Sha Room No.610, 88 Jin Shan Road, Suzhou New District, 215011, China
TEL 0512-6841-0171

HOYA OPTICAL (ASIA) CO., LTD.
Suite 3101-2, Tower 6, The Gateway,
9 Canton Road, Tsim Sha Tsui, Kowloon,
Hong Kong
TEL 2723-6883

VISION CARE COMPANY ASIA HEADQUARTERS
Payatai Plaza 23rd Floor, 128/251-256
Phyathai Road,
Thung-Phyathai, Rajthavee, Bangkok 10400,
Thailand
TEL 02219-3581

HOYA LENS TAIWAN LTD.
3rd Floor, No.146, Sung Chiang Road, Taipei,
Taiwan
TEL 02-2567-3481

HOYA LENS AUSTRALIA PTY. LTD.
44-54 Bourke Road, Alexandria, Sydney,
N.S.W. Australia 2015
TEL 02-9698-1577

THAI HOYA LENS LTD.
Payatai Plaza 23rd Floor, 128/251-256
Phyathai Road,
Thung-Phyathai, Rajthavee, Bangkok 10400,
Thailand
TEL 02219-3972

HOYA LENS THAILAND LTD.
392/1 Moo 2 Phaholyothin RD., Prachatipat,
Thanyaburi, Patumthani 12130, Thailand
TEL 02-901-2021

HOYA LENS HONG KONG LTD.
16/F, Unison Industrial Centre,
27-31 Au Pui Wan Street, Fo Tan,
N.T. Hong Kong
TEL 2556-5266

HOYA LENS KOREA CO., LTD.
3rd Floor of Yunil Building, 1443-15 Seocho-Dong, Seocho-gu, Seoul, 137-865, Korea
TEL 02-585-1911

HOYA LENS GUANGZHOU LTD.
Zhicheng Dong Road, Guangzhou Economic & Technological Development District,
Guangzhou, 510730, China
TEL 020-8222-3999

HOYA LENS SHANGHAI LTD.
SHANGHAI HEAD OFFICE
3F (W.), No.10 Lane 561, Nujiang Rd. (N.),
Shanghai, 200333, China
TEL 021-5281-9663

MALAYSIAN HOYA LENS SDN. BHD.
No.6 Jalan 7/32A, Off 6 1/2 Miles, Jalan
Kepong, 52000 Kuala Lumpur, Malaysia
TEL 03-6258-8977

HOYA LENS (S) PTE LTD.
315 Outram Road, #02-05 Tan Boon Liat
Building, Singapore 169074
TEL 6221-0055

HOYA LENS PHILIPPINES, INC.
10th Floor, Sterling Centre, cor, Ormaza & Dela
Rosa Sts, Legaspi Village, Makati City,
Philippines
TEL 02-751-7174

Europe

HOYA HOLDINGS N.V.
Amsterdamseweg 29, 1422 AC Uithoorn,
P.O. Box 250, 1420 AG Uithoorn,
The Netherlands
TEL 0297-514-356

HOYA LENS NEDERLAND B.V.
Amsterdamseweg 29, 1422 AC Uithoorn,
P.O. Box 535, 1420 CA Uithoorn,
The Netherlands
TEL 0297-514-202

HOYA LENS FRANCE S.A.
ZA Pariest Rue Willy Brandt, 77184
Emerainville, France
TEL 01-6037-7253

HOYA LENS FINLAND OY
Mikkolantie 1, FIN-00640 Helsinki, Finland
TEL 09-72884100

HOYA LENS SWEDEN AB
Scheelegatan 15, SE-212 28 Malmö, Sweden
TEL 040-6802200

HOYA LENS U.K. LIMITED
Industrial Estate, Wrexham, LL13 9UA,
United Kingdom
TEL 01978-663150

HOYA LENS IBERIA S.A. Unipersonal
Paseo de las Flores, 23, 28820-Coslada,
Madrid, Spain
TEL 091-6603511

HOYA LENS ITALIA S.P.A.
Via Bernadio Zenale, 27, 20024 Garbagnate,
Milanese, Milan, Italy
TEL 02-99071371

HOYA LENS DEUTSCHLAND GMBH
Hoya-Lens Strasse 1, D-79379 Müllheim/
Baden, Germany
TEL 07631-1860

HOYA LENS DANMARK A/S
H ø rskaetten 28, 2630 Taastrup, Denmark
TEL 4355-8200

HOYA LENS POLAND SP. Z.O.O.
ul. Olkuska 9,02-604 Warsaw, Poland
TEL 022-6461200

HOYA LENS BELGIUM N.V.
Lieven Gevaertstraat 15, B-2950 Kapellen,
Belgium
TEL 03-660-0100

HOYA LENS HUNGARY RT.
Telek. U. 3, H-1152 Budapest, Hungary
TEL 01-30-585-19

HOYA LENS MANUFACTURING
HUNGARY RT.
18, Ipari ut, H-4702 Mateszalka, Hungary
TEL 044-418 200

North America

HOYA HOLDINGS, INC.
101 Metro Drive, Suite 500, San Jose,
CA 95110, U.S.A.
TEL 408-441-0400

HOYA CORPORATION USA
101 Metro Drive, Suite 500, San Jose,
CA 95110, U.S.A.
TEL 408-441-3300

HOYA PHOTONICS, INC.
3150 Central Expressway, Santa Clara, CA
95051, U. S. A.
TEL 408-727-3240

HOYA LENS OF AMERICA, INC.
(doing business as HOYA VISON CARE,
NORTH AMERICA Bethel Facility)
13 Francis J. Clarke Circle Bethel,
CT 06801-2846, U.S.A.
TEL 203-790-0171

EAGLE OPTICS, INC.
(doing business as HOYA VISION CARE,
NORTH AMERICA Atlanta Facility)
591-F Thornton Road, Lithia Springs,
GA 30122, U.S.A.
TEL 770-944-1800

HOYA LENS OF CHICAGO, INC.
(doing business as HOYA VISION CARE,
NORTH AMERICA Chicago Facility)
3531 Martens Street, Franklin Park,
IL 60131, U.S.A.
TEL 847-678-4700

HOYA LENS MEXICO S.A. DE C.V.
Madero #32-201, Col. Centro Deleg
Cuauhtemoc, Mexico DF, CP06000, Mexico
TEL 555-518-1582

HOYA LENS CANADA, INC.
21-3330 Ridgeway Drive, Missisauga, Ontario,
Canada L5L 2Z9
TEL 888-258-4692

HOYA CRYSTAL, INC.
41 Madison Ave. 9th Floor, New York,
NY 10010, U.S.A.
TEL 212-679-3100

*1 Equity-method affiliate
*2 Company name changed from HOYA SCHOTT CORP. as of June 1, 2004.

For additional information about the Company, contact:

Investor Relations

HOYA CORPORATION

2-7-5 Naka-Ochiai,
Shinjuku-ku, Tokyo 161-8525, Japan
TEL (03) 3952-1160
FAX (03) 3952-0726
URL http://www.hoya.co.jp/

HOYA CORPORATION

7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525, Japan

This annual report is printed on recycled paper.

Printed in Japan